                                                                   EXHIBIT 99.2

Managing

For The Competitive

Marketplace

                                                            New Competitive
                                                                Paradigm



                                                 Transformational
                                                   Restructuring





                                    Increased
                                   Competition



                                                             [LOGO OF DQE]


                                                             1994
                                                             ----
                                                             Annual Report
                                                             -------------
                                                             to
                                                             --
                                                             Shareholders
                                                             ------------
   Traditional
    Business

DQE FINANCIAL AND OPERATING HIGHLIGHTS


-------------------------------------------------------------------------------
                                           Change             Change
                                             From               From
                                     1994    1993       1993    1992       1992
-------------------------------------------------------------------------------
Peak Demand                      2,535 MW    1.4%   2,499 MW    8.3%   2,308 MW
Duquesne Customer Sales
  (millions)                   12,122 KWH    2.3% 11,851 KWH    2.4% 11,569 KWH
Operating Revenues (billions)      $1.236    3.0%     $1.200    3.1%     $1.164

Net Income (millions)              $156.8    8.9%     $144.0    1.8%     $141.5
Year-End Shares Outstanding
  (millions)                         52.3   -1.3%       53.0      --       53.0
Return on Average Common Equity     12.5%    4.2%      12.0%   -3.2%      12.4%

Long-Term Debt (billions)          $1.378   -2.8%     $1.417    0.3%     $1.413
Interest (millions)                $104.0   -5.9%     $110.5  -10.1%     $122.9
Preferred and Preference Dividends
  of Subsidiaries (millions)         $6.0  -32.6%       $8.9   -5.3%       $9.4

Net Operating Cash Flow
  (millions)(A)                    $372.9   -3.1%     $384.9   -3.1%     $397.4
Capital Expenditures and
  Other Investments (millions)     $187.8   -4.3%     $196.3   45.6%     $134.8
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


MW: Megawatt. A measure of the generating capacity of utility plants, equal to
------------------------------------------------------------------------------
    1,000 kilowatts.
    ----------------
KWH: Kilowatt-hour. A measure of the quantity of electricity consumed in one
----------------------------------------------------------------------------
     hour, equivalent to 1,000 watts consumed for one hour.
     ------------------------------------------------------
(A): Excludes working capital and other--net changes.
-----------------------------------------------------

CONTENTS

On the Cover
The pace of change in the electric utility industry continues to accelerate. After decades of operating as "traditional" utilities with exclusive franchises, the industry is entering a period of far-reaching restructuring to meet the challenges of competition. Emerging from that restructuring will be a new competitive paradigm--a profoundly different way in which energy companies like DQE will operate their businesses in the competitive marketplace.


Chairman's Message                                                            2
Wesley W. von Schack discusses how DQE is strategically--and flexibly-- positioned to meet new challenges as the new competitive paradigm emerges.

Managing for the Competitive Marketplace                                      4
Anticipating and meeting the needs of the customer is fundamental to any successful business. When your business environment is experiencing rapid change, as is the energy industry, you must rise above the swirl to find better, more efficient solutions for your customers. Our people are maintaining high levels of customer satisfaction as we continue to focus internally on performance improvement and cost control. The stories of five satisfied customers demonstrate how we are successfully managing our company for the competitive marketplace.

1994 Financial Information                                                    9
The company continues to effectively manage its financial position through continued growth of its diversified operations while maintaining competitive costs of production in its utility operations. Effective cost controls are in place while we continue to reduce interest and other charges and maintain a strong cash flow.


Board of Directors                                                           45
Officers                                                                     46
Shareholder Reference Guide                                   Inside Back Cover

[BAR GRAPH APPEARS HERE]


DQE Earnings
------------
Per Share
---------
(Dollars per Share)
-------------------
Year         Dollars
1990         $2.24
1991         $2.50
1992         $2.67
1993         $2.72
1994         $2.98


Earnings per share have increased eight straight years.


[BAR GRAPH APPEARS HERE]


DQE Annualized
--------------
Dividends Per Share
-------------------
(Dollars per Share)
-------------------
Year         Dollars
1990         $1.44
1991         $1.52
1992         $1.60
1993         $1.68
1994         $1.76


Dividend growth has been in the top quartile of the industry.

CORPORATE PROFILE
-------------------------------------------------------------------------------
DQE is an energy services holding company nationally and regionally recognized for excellence, quality, integrity and value.

Mission Statement
Our primary focus is to efficiently and effectively satisfy the needs and requirements of our customers through the commitment and personal involvement of all employees. DQE will be a profitable diversified entity, dedicated to supplying low cost, safe and reliable electric energy and pursuing prudent diversification opportunities related to the core business that benefit our customers, shareholders and communities.

Subsidiaries
Duquesne Light Company
----------------------
 Duquesne Light Company, whose origin dates to 1880, is the principal subsidiary of DQE. Duquesne Light is engaged in the production, transmission, distribution and sale of electric energy. Its service territory is approximately 800 square miles in southwestern Pennsylvania, with a population of 1.5 million. In addition to serving more than 580,000 customers in Allegheny and Beaver counties, the company sells electricity to other utilities.

Duquesne Enterprises
--------------------
Duquesne Enterprises owns Allegheny Development Corporation and Property Ventures, Ltd., and has substantial equity interest in Chester Environmental, Inc. These companies are involved in initiatives related to the core business, including energy and utility services, environmental services, power quality, and real estate.

Montauk
-------
Montauk makes both short- and long-term investments and raises capital for its own purposes and for Duquesne Enterprises.

1994 Results

. Earnings per share were $2.98, an increase of 9.6% over 1993 and our eighth consecutive yearly increase.

. Duquesne Enterprises and Montauk contributed 32 cents to earnings per share in 1994, an increase of 146% over the previous year.

. Sales to Duquesne Light's customers were up 2.3% in 1994. The company had a system peak demand of 2,535 megawatts, its highest ever.

COMMON STOCK TRENDS

                                                                                          Five-Year
                                                                                           Compound
                                                                                            Growth
                         1994       1993       1992        1991        1990       1989       Rate
Earnings Per Share     $ 2.98     $ 2.72     $ 2.67      $ 2.50      $ 2.24     $ 2.03       8.0%
Dividends Paid Per
  Share                $ 1.68     $ 1.60     $ 1.52      $ 1.44      $ 1.36     $ 1.28       5.6%
Book Value at
  Year-End             $24.41     $23.21     $22.12      $21.00      $20.07     $19.27       4.8%
Market Price Per Share
  High                 $34 1-2    $37        $32 3-8     $31         $25 1-4    $23 7-8      7.6%
  Low                  $27 5-8    $31 3-8    $26 7-8     $23 5-8     $20 3-8    $17 3-8      9.7%
  Year-End             $29 5-8    $34 1-2    $32 1-4     $30 5-8     $24 7-8    $23 7-8      4.4%


                              To Our Shareholders

Competition in the electric utility business made a lot of news during the past year. But the reality of competition was not news to DQE shareholders. The changing environment for utilities has been a constant theme in my letters to shareholders for nine years. That's how long we have been preparing ourselves for competitive markets. Our first major step in meeting marketplace demands
                         ---------------------------------------------------
came with the highly successful Duquesne Plan in 1986. The front cover of our
-----------------------------------------------------------------------------
annual report that year said: "To become more efficient, more competitive, more
--------------------------------------------------------------------------------
market-driven, more customer-oriented and more profitable, we are determined to
-------------------------------------------------------------------------------
evolve and change."
--------------------

          In 1989, we restructured our traditional business organization with the formation of DQE as a holding company. As we indicated at the time, our goal was to create a more flexible and adaptable structure, one that would enable us to seek opportunities and be proactive in an increasingly competitive environment. Since then we have continued to see remarkable change in our business, and the flexibility of DQE has enabled us to add substantial value.

          This year, the solid progress of the various businesses of DQE is yielding significant contributions to the overall value of the company. The core business represented by Duquesne Light Company is stable, while new business opportunities associated with Montauk and Duquesne Enterprises continue to grow in importance. Last year their contribution grew to more than 10 percent of the company's earnings, as earnings per share increased for the eighth consecutive year.

          The pace of change for the traditional electric utility industry is accelerating. Various scenarios for market forces to replace regulation are being discussed across the country and in our own state of Pennsylvania, but the public policy that will be implemented to resolve these issues is far from evident. As a matter of good public policy, we believe we need at
                       --------------------------------------------------------
     least two things from federal and state regulators: 1) a clear vision of
     ------------------------------------------------------------------------
     how all customers of the industry can best benefit from competition, and 2)
     ---------------------------------------------------------------------------
     a transition plan that is fair to customers and shareholders and does not
     -------------------------------------------------------------------------
     suddenly change long-established ground rules.
     ----------------------------------------------

          We support a regulatory vision that allows all of our retail customers to benefit from the lower prices that inevitably will result from vigorous wholesale competition. The first step toward this goal is access to the transmission network at non-discriminatory price and service levels. This cost-based service must be comparable to what transmission owners provide for themselves in order to ensure economically efficient investment decisions will be made for future generation options.

          In addition, prudent investments that were made by regulated companies under their clear legal obligation to provide service will have to be recognized as legitimate system costs. These costs should be shared by all electricity users, regardless of future sources of competitively priced power. As retail customers gain more choice in their competitive purchasing options, electric utility responsibilities will shift from an absolute obligation to service any request for power to an obligation only to deliver available power at competitively determined prices. Any investments in new generation plants, whether by utility or non-utility developers, would be supported by market determined prices regardless of the ultimate costs of these new power sources.

          The flexibility offered by DQE and the changes being made in Duquesne
          ---------------------------------------------------------------------
     Light will help keep us positioned for such a future. Duquesne Light's
     -----------------------------------------------------
     strategy to succeed in a competitive marketplace is characterized by three elements. First, the quality of our service continues to deliver significant value to customers. This is evident in system performance,

[BOX WITH REVERSE TYPE APPEARS HERE]

"Despite the uncertainty created by change in the industry, all of our people
------------------------------------------------------------------------------
have continued in their dedication to providing our customers with the highest
------------------------------------------------------------------------------
level of satisfaction. These are strengths that we can continue to count on."
------------------------------------------------------------------------------

     where Duquesne Light's service reliability is the best in the state, and in the feedback our people receive from customers, who give the company extremely high customer satisfaction ratings. Second, we are continuing to restructure Duquesne Light. Over the past five years, we have implemented quality management initiatives, such as benchmarking and reengineering, to improve the competitiveness of production and delivery costs. Our
                                                                   ---
     competitive cost of production has resulted in increased sales to the
     ---------------------------------------------------------------------
     wholesale power market. Twenty-one percent of our total sales are to other
     --------------------------------------------------------------------------
     utilities. We currently are petitioning the Federal Energy Regulatory
     ----------
     Commission to open access to the regional transmission system, and believe this will further help us to sell energy into wholesale markets. Third, we also have developed innovative pricing flexibility to attract new industrial customers and to maintain our competitiveness with large industrial customers who add incremental load.

          Montauk, a financial services company, has continued to grow with
          -----------------------------------------------------------------
     selective investments and projects that are related to our core business.
     -------------------------------------------------------------------------
     Our strategy has been to develop an investment portfolio that provides excellent returns, geographical diversity, and a mix of assets. We have pursued selective investments and focused only on opportunities where we have direct knowledge and experience. We remain committed to this investment philosophy.

          Duquesne Enterprises owns a majority interest in Chester Environ-
          -----------------------------------------------------------------
     mental, a leader in the water quality management industry. Last year
     ----------------------------------------------------------
     Chester won new contracts to provide consulting and engineering services to major municipal and industrial clients in the People's Republic of China, Mexico and Taiwan. We expect that demand for these services will continue to increase. In early 1995, we also saw our investment in International Power Machines enhanced by its merger with Exide Electronics. We now are a major shareholder of Exide Electronics, a dominant player in the power management and protection industry.

          Over the last ten years, we have systematically assembled a strong
          ------------------------------------------------------------------
     management team. Many of these individuals come from industries other than
     --------------------------------------------------------------------------
     our own and bring fresh ideas to the challenge of competitive markets.
     ----------------------------------------------------------------------
     Despite the uncertainty created by change in the industry, all of our people have continued in their dedication to providing our customers with the highest level of satisfaction. These are strengths that we can continue to count on.

          Thank you, our shareholders, for your confidence and support.

                                           On behalf of the Board of Directors,

                                           /s/ Wesley W. von Schack
                                           Wesley W. von Schack
                                           --------------------
                                           Chairman and Chief Executive Officer
                                           February 17, 1995

                   Managing For The Competitive Marketplace

Anticipating and meeting customer needs is fundamental to any successful business. When your business environment is experiencing rapid change, as is the energy industry, you must rise above the swirl to find better, more efficient solutions for your customers. DQE serves diverse markets, both traditional and emerging. In 1994, our principal subsidiary, Duquesne Light, maintained high levels of customer satisfaction as its people continued to focus internally on performance improvement and cost control. Our other subsidiaries proved their worth in their markets. The following stories of five satisfied customers demonstrate how we are successfully managing for the competitive marketplace.

[BOX WITH REVERSE TYPE AND PHOTO OF PETER R. GILEZAN APPEARS HERE]

"Chester Environmental's excellent work has led us to use them time and again
------------------------------------------------------------------------------
to design and engineer our wastewater treatment plants. These plants employ the
-------------------------------------------------------------------------------
latest technology and have a superb compliance record. Some are `firsts' in our
-------------------------------------------------------------------------------
industry." Peter R. Gilezan, Director, Environmental and Energy Affairs,
-------------------------------------------------------------------------
Chrysler Corporation.
---------------------

  Peter Gilezan's challenge to Chester Environmental was a major one. Chrysler de Mexico planned to build a new Dodge Ram assembly plant in the desert southwest of Monterrey, at Saltillo. The size of the plant and the limited availability of water meant that Chester was asked to design and build one of the world's largest zero-discharge water and wastewater treatment facilities. This task was made more formidable by a six-month schedule for completion.

  Chrysler was confident Chester would be up to the challenge because it had earned the company's preferred supplier rating five out of the six previous years and a Quality Excellence Award given to less than 3% of Chrysler's suppliers. That award is a key measure of demonstrated commitment to excellence in a supplier's products and services.

  Chester delivered again at the Saltillo plant--successfully fulfilling the largest contract in its 80-year history--by designing and overseeing construction of a totally integrated system. The Chester solution maximizes use of wastewater, supplemented by makeup water from a private well. Drinking and industrial process water is chemically and biologically treated, filtered by advanced membrane systems, and then reused in production facilities. Sanitary wastewater similarly is recycled for irrigating the grounds around the plant.

  Chrysler is just one of a long list of Fortune 500 companies to which Chester provides environmental engineering and scientific consulting services. Its growing list of international clients features projects in Australia, Poland, Taiwan and China.

  We acquired a controlling interest in Chester Environmental in 1993. Chester's activities are closely related to our core business. Our association with Chester is a sound investment in a growing company, and it reinforces our own long-term commitment to the environment.

  Environmental management and control is a subject we know well. Our environmental record and expertise are competitive advantages, especially as other energy companies attempt to come to grips with compliance deadlines for new environmental regulations.

  Because of Duquesne Light's pioneering efforts in pollution control technology, the average sulfur dioxide (SO\\2\\) emission rate for our Pennsylvania coal-burning units already is lower than the Clean Air Act requires to meet its 1995 and 2000 standards. With more than

[BOX WITH REVERSE TYPE AND PHOTO OF MATTHEW W. BOTSFORD, JR. APPEARS HERE]

  "The key to any successful relationship begins with the word `we.' `We are in
--------------------------------------------------------------------------------
this together' summarizes the WorldClass belief that close and open cooperation,
--------------------------------------------------------------------------------
working toward utilizing today's extraordinary technical advances in pursuing
-----------------------------------------------------------------------------
win/win solutions, defines the parameters of a dynamic partnership. WorldClass
------------------------------------------------------------------------------
shares such a partnership with Duquesne Light."--Matthew W. Botsford, Jr., Chief
--------------------------------------------------------------------------------
Executive Officer, WorldClass Processing, Inc.
----------------------------------------------

$600 million already invested in clean air, we have relatively small capital requirements to meet additional SO\\2\\ and nitrogen oxide standards, while other energy providers across the country are facing much more significant expenditures.

  Our commitment to the environment takes many forms.

  . A comprehensive, systematic, environmental strategic plan that addresses compliance, training, issues management, stewardship and communications.

  . Environmental awareness training for all Duquesne Light people that connects practically to their lives and to the more than 300 environmental regulations that govern the company's day-to-day operations.

  . A variety of stewardship programs, including collaborative efforts with the Western Pennsylvania Conservancy, American Forests, the Audubon Society, the Pennsylvania Environmental Council, the National Tree Trust, Allegheny County, and the American Legion. These and other programs educate elementary students, high school students, Boy Scouts and Girl Scouts about the importance of environmental preservation; foster the collection of recyclable materials; improve land use through environmental planning and wildlife habitat development; and help small businesses comply with new environmental regulations. Various of these activities have received special commendations from Allegheny County and the Pennsylvania Legislature.

  . The Three Rivers Environmental Awards, which pay tribute to individuals and organizations in western Pennsylvania that demonstrate environmental excellence, leadership and accomplishment. This recognition encourages others in the community to emulate these achievements.

  With all of our customers, we strive to build the type of partnership Matt Botsford describes. Whether helping a major customer like WorldClass Processing to expand its operations, introducing food service providers to a new, more efficient electrotechnology, or helping local hospitals reduce their medical waste disposal costs through another new electrotechnology, we are committed to helping our customers improve their competitiveness through increased use of electricity.

  The WorldClass Processing story began in the early 1990s, when a group of investors was seeking a location for a steel processing plant. Our economic development team provided potential site locations and assisted in securing low-cost state funding to finance infrastructure improvements. We also provided competitively priced power through our special economic development rider, designed to encourage business expansion and job creation. The plant has been a successful processer of hot-rolled steel coils for major steel producers and their customers.

  A decade earlier, steel manufacturing and processing represented 30% of the record 13.6 billion kilowatt-hours (KWH) of electricity we sold to retail customers. With the shakeout of the local steel industry, that share declined to just 15% of the 11 billion KWH sold in 1985, an unprecedented

[BOX WITH REVERSE TYPE AND PHOTO OF MILTON A. WASHINGTON APPEARS HERE]

"It's so easy to take electrical power for granted. But if you flip the switch
-------------------------------------------------------------------------------
to start production and nothing happens, then the loss of power means more than
-------------------------------------------------------------------------------
a machine not working. It means income is lost. One of Duquesne Light's
-----------------------------------------------------------------------
strengths is its quality production of power, which helps to create world
-------------------------------------------------------------------------
competitive businesses."
-------------------------
-Milton A. Washington,
----------------------
Chairman,
---------
SSM Industries, Inc.
--------------------

drop of almost 60% in just four years. Pittsburgh in the 1990s features a more diverse economy, based on small manufacturing, financial and medical services, advanced technology enterprises and a world-class university system. However, steel remains an important contributor to the local economy--13% of our 1994 sales of 12.1 billion KWH.

  In 1994, WorldClass announced plans to build the first new steel mill in this area since World War II. The $440 million mini-mill, scheduled for construction in four phases over the next three years, will enable WorldClass to produce a variety of specialized steels and offer a wider range of services to larger mills.

  The reliability of our power, and our commitment to deliver it at a competitive price, were critical components in the WorldClass decision to expand. We recognize that in today's economy, many of our customers face intense competition worldwide. One of our major goals with these customers is to structure their rates in a way that enables them to compete in global markets.

  We're also helping businesses of all sizes by providing electric options to increase their efficiency and competitiveness. For example, we introduced local food service providers to the benefits of the flash bake oven. This new technology uses a combination of intense visible light and infrared energy to cook foods almost instantly from the outside in and the inside out. Restaurants, convenience stores, supermarkets and movie theaters now can serve a wider range of foods better, faster and more profitably.

  New electrotechnologies also can reduce disposal costs for infectious medical waste from hospitals and other facilities. Safely sterilizing this waste on-site reduces the cost to bury the material in special landfills. For the past two years, we have cosponsored educational symposiums that introduced hospital administrators to this technology. In conjunction with a national utility research group, we plan to open a demonstration site at a local hospital in mid-1995.

  As chairman of one of the top ten sheet metal producers in the United States, Milt Washington values the reliable electric service we provide. It enables SSM Industries to use innovative technology to fabricate a wide range of products from diverse metals.

  We take great pride in our record of reliability. In fact, independent surveys show that we have the highest level of service reliability in Pennsylvania.

  Our commitment to reliability was tested in 1994. In January, a record-setting freeze put electric power in short supply throughout most of the northeastern United States and many utilities imposed rolling blackouts. In June, a heat wave pushed customer demand to a new all-time system high--2,535 megawatts. In both cases, we delivered safe and reliable electric energy. Pennsylvania Public Utility Commissioner John Hanger gave Duquesne Light's January performance high praise, saying it was "at the top of all utilities in the state."

  That performance is a result of the dedication and the skill of line workers, customer service representatives, and the people in our System Operations and Distribution Operations centers. The people in our

[BOX WITH REVERSE TYPE AND PHOTO OF BETTY PICKETT APPEARS HERE]

"I've lived in Pittsburgh for 17 years and I've never had to call Duquesne Light
--------------------------------------------------------------------------------
concerning my electricity. I think that's quite a record for reliability and
----------------------------------------------------------------------------
efficient customer service."
----------------------------
- Betty Pickett,
----------------
  Duquesne Light
  --------------
  residential customer.
  ---------------------
power stations play a particularly important role in providing reliable power to both local customers, like SSM Industries, and to utility companies in other parts of the country.

  Our available capacity is one of our key assets and an important competitive advantage for the future. Our generating stations--the source of that power-- performed well in 1994. Beaver Valley Power Station achieved the highest combined capacity factor--a key production measure--in the history of the station. Cheswick Power Station achieved its highest capacity factor in 24 years of operation.

  Reliable energy is a major consideration for companies planning an expansion or selecting a location for a new plant. With increased computerization, more and more customers want added protection to ensure an uninterrupted flow of power.

  For that reason, we made a strategic investment several years ago in International Power Machines, a world-wide supplier of power protection for computer applications, telecommunications systems and industrial process control. That investment will be enhanced by IPM's merger with Exide Electronics. Exide is the largest company in the world dedicated exclusively to developing, manufacturing and servicing a full line of power management and power protection systems. Its customers include AT&T, IBM, the Federal Aviation Administration and the Department of Defense.

  As both a homeowner and a regional executive director of The National Conference of Christians and Jews, Betty Pickett appreciates not having to worry about her electric service. She can remember only three times when her home was without electricity during 17 years. Each outage was brief and storm-related.

  There are several good reasons why Betty never had to call us.

  . Our customers have the most reliable electric service in Pennsylvania; 99.99 percent have full power at any given time.

  . Our distribution system's remote switching devices isolate problems and allow us to resolve most service interruptions within 15 minutes.

  . Most service interruptions requiring an "in-the-field" response are resolved within two hours.

  Reliability is just one facet of our strong customer satisfaction record.

  . Customers who do need to call us (we received more than one million calls in 1994) are connected with a service representative within 13 seconds, on average.

  . Our billing accuracy is 99.95 percent. That's an average of one billing error every seven customer lifetimes.

  . The average time required to connect a new residential service is now 24 hours.

  Independent surveys continue to prove that customers are very satisfied. They give us particularly high ratings for reliability, courteous employees and accurate billings.

  We are taking significant steps behind the scenes to streamline our internal processes to further improve service and cut costs. Increased use of microprocessors, first introduced in 1985 for meter reading, is improving productivity in a number of functions. Expansion of the multicrafting concept for our field workers--consolidating job descriptions and training our people to handle a wider number of assignments--is helping

[BOX WITH REVERSE TYPE AND PHOTO OF ROBERT LAWYER APPEARS HERE]

  "The Smart Comfort Program has helped my wife and me so much, especially since
--------------------------------------------------------------------------------
we're on a fixed income. It's cut our bill by more than a third, and it's made
------------------------------------------------------------------------------
us more conscious of how we use electricity."
---------------------------------------------

--Robert Lawyer,
----------------
  Duquesne Light
  --------------
  residential customer.
  ---------------------

us build a more flexible and responsive workforce. A new way of scheduling substation maintenance is reducing operating costs while maintaining reliability.

  Our companywide focus on customer satisfaction, quality service and cost reduction is driving continuous improvement in operations, positioning us to be even more competitive in a changing marketplace.

  Robert Lawyer and his wife, Mary Lou, have had to make a number of adjustments since illness forced him to retire early from his job as a machine shop supervisor. Robert called to inquire about our award-winning Smart Comfort program, which helps customers in need take better control of their electric costs by developing more efficient energy-use habits.

  Traditional residential conservation programs focus on the house's outer shell. We've turned that approach inside out. Rather than looking only at heating, windows and insulation, we explore electric use from the customer's perspective. How does the household use lights and appliances?

  The core of the program is an in-person analysis of the customer's monthly bill. Working with the Lawyers, we were able to pinpoint several areas in their trailer home where high usage could be reduced. Major improvements included placing an insulation wrap on their electric water heater, lowering the hot-water temperature to 120 degrees, replacing their old, inefficient refrigerator, and replacing incandescent recessed lights in the kitchen with more efficient compact fluorescent lamps.

  Robert thinks so highly of Smart Comfort that he's told many of his friends about it. He even competes with a friend who has achieved similar benefits from the program. They compare bills each month to see who has been the most efficient.

  Smart Comfort has helped thousands of customers. The payback period for program expenses is nearly half the industry's seven-year standard. Smart Comfort has been recognized by the U.S. Department of Energy, the Pennsylvania Governor's Energy Office and the Edison Electric Institute for its innovative program design and delivery.

  Additional programs and activities to benefit the communities we serve are logical outgrowths of Smart Comfort and other services for customers with special needs. With service ties to the Pittsburgh area dating back nearly 115 years, we are a committed community partner.

  Education is a top priority because it will help ensure that the workforce of the future has the skills and knowledge necessary for the 21st century. We have particularly close ties with seven local school districts through our "Partners in Education" program. In addition to providing cultural experiences for children, the partnership program has been instrumental in increasing involvement of students--particularly minorities and females--in math and science.

  We are proud of our voluntary service to the community and we strongly encourage our people to get involved. Last year, our people collectively contributed almost 100,000 hours of volunteer services, helping a wide variety of community, health, environmental and human services organizations.

DQE 1994 Financial Information

Company Report on Financial Statements

The Company is responsible for the financial information and representations contained in the financial statements and other sections of this annual report to shareholders. The Company believes that the consolidated financial statements have been prepared in conformity with generally accepted accounting principles that are appropriate in the circumstances to reflect, in all material respects, the substance of events and transactions that should be included in the statements and that the other information in the annual report to shareholders is consistent with those statements. In preparing the financial statements, the Company makes informed judgments and estimates based on currently available information about the effects of certain events and transactions. The Company maintains a system of internal accounting control designed to provide reasonable assurance that the Company's assets are safeguarded and that transactions are executed and recorded in accordance with established procedures. There are limits inherent in any system of internal control and such limits are based on recognition that the cost of such a system should not exceed the benefits derived. The system of internal accounting control is supported by written policies and guidelines and is supplemented by a staff of internal auditors. The Company believes that the internal accounting control system provides reasonable assurance that its assets are safeguarded and the financial information is reliable.

/s/ Wesley W. von Schack
Wesley W. von Schack
Chairman of the Board, President
and Chief Executive Officer


/s/ Gary L. Schwass
Gary L. Schwass
Executive Vice President,
Chief Financial Officer and Treasurer


                                   Contents

                               Glossary of Terms
                                      10

                            Management's Discussion
                                 and Analysis

                             Results of Operations
                             ---------------------
                                      11

                               Capital Resources
                               -----------------
                                 and Liquidity
                                 -------------
                                      14

                               Generating Units
                               ----------------
                                      15

                                    Outlook
                                    -------
                                      16

                                   Report of
                            Independent Accountants
                                      20

                           Statement of Consolidated
                                    Income
                                      21

                          Consolidated Balance Sheet
                                      22

                           Statement of Consolidated
                                  Cash Flows
                                      24

                             Notes to Consolidated
                             Financial Statements
                                      25

                            Selected Financial Data
                                      43

                            Selected Operating Data
                                      44

Glossary of Terms

Following are explanations of certain financial and operating terms used in our
-------------------------------------------------------------------------------
report and unique in our core business.
---------------------------------------

Allowance for Funds Used During Construction (AFC)
--------------------------------------------------------------------------------
AFC is an amount recorded on the books of a utility during the period of construction of utility assets. The amount represents the estimated cost of both debt and equity used to finance the construction.

Construction Work In Progress (CWIP)
--------------------------------------------------------------------------------
This amount represents utility assets in the process of construction but not yet placed in service. The amount is shown on the consolidated balance sheet as a component of property, plant and equipment.

Deferred Energy Costs
--------------------------------------------------------------------------------
In conjunction with the Energy Cost Rate Adjustment Clause, the Company records deferred energy costs to offset differences between actual energy costs and the level of energy costs currently recovered from electric utility customers.

Demand
--------------------------------------------------------------------------------
The amount of electricity delivered to consumers at any instant or averaged over a period of time.

Energy Cost Rate Adjustment Clause (ECR)
--------------------------------------------------------------------------------
The Company recovers through the ECR, to the extent that such amounts are not included in base rates, the cost of nuclear fuel, fossil fuel and purchased power costs and passes to its customers the profits from short-term power sales to other utilities.

Equivalent Availability Factor
--------------------------------------------------------------------------------
The percent of generating capacity available for service, whether operated or not.

Federal Energy Regulatory Commission (FERC)
--------------------------------------------------------------------------------
FERC is an independent five-member commission within the U.S. Department of Energy. Among its many responsibilities, FERC sets rates and charges for the wholesale transportation and sale of natural gas and electricity, and the licensing of hydroelectric power projects.

Kilowatt (KW)
--------------------------------------------------------------------------------
A kilowatt is a unit of power or capacity. A kilowatt hour (KWH) is a unit of energy or kilowatts times the length of time the kilowatts are used. For example, a 100-watt bulb has a demand of .1 KW and, if burned continuously, will consume 1 KWH in ten hours. One thousand KWs is a megawatt (MW). One thousand KWHs is a megawatt hour (MWH).

Nuclear Decommissioning Costs
--------------------------------------------------------------------------------
Decommissioning costs are expenses to be incurred in connection with the entombment, decontamination, dismantlement, removal and disposal of the structures, systems and components of a nuclear power plant that has permanently ceased the production of electric energy.

Peak Demand
--------------------------------------------------------------------------------
Peak demand is the amount of electricity required during periods of highest usage. Peak periods fluctuate by season and generally occur in the morning hours in winter and in late afternoon during the summer.

Pennsylvania Public Utility Commission (PUC)
--------------------------------------------------------------------------------
The Pennsylvania governmental body that regulates all utilities (electric, gas, telephone, water, etc.), which is made up of five members nominated by the governor and confirmed by the senate.

Regulatory Asset
--------------------------------------------------------------------------------
Costs that the Company would otherwise have charged to expense which are capitalized or deferred because these costs are currently being recovered or because it is probable that the PUC and FERC will allow recovery of these costs through the ratemaking process.

Retail Access
--------------------------------------------------------------------------------
The ability of end-use consumers to individually contract for electrical energy from competing generation suppliers.

Scrubbed Capacity
--------------------------------------------------------------------------------
Fossil fuel fired generating capacity equipped with sulphur dioxide (SO//2//) emission reducing equipment.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Corporate Structure
-------------------

DQE is an energy services holding company. Its subsidiaries are Duquesne Light Company (Duquesne), Duquesne Enterprises (DE) and Montauk. DQE and its subsidiaries are collectively referred to as the Company.

Duquesne, the principal subsidiary, is an electric utility engaged in the production, transmission, distribution and sale of electric energy. DE is involved in initiatives related to the core business; these include providing all the energy services for the Pittsburgh International Airport, providing environmental consulting and engineering services, providing power quality management, and investing in real estate. Montauk makes both short- and long-term investments and raises capital for DE and for its own purposes.

Results of Operations
---------------------

Operating Revenues
--------------------------------------------------------------------------------
The Company sells electricity to approximately 580,000 ultimate customers within its service territory of approximately 800 square miles in
Southwestern Pennsylvania and, on a short-term basis, to other utilities. Customer operating revenues result from the Company's sales of electricity to
---------------------------
ultimate customers and are based on rates authorized by the Pennsylvania Public Utility Commission (PUC). These rates are cost-based and are designed to recover the Company's energy and other operating expenses and investment in utility assets and to provide a return on the investment. Short-term sales to other utilities are regulated by the Federal Energy Regulatory Commission
(FERC) and are made at market rates.

Phase-in deferred revenues represent the deferral and subsequent recovery of
--------------------------
revenues resulting from a $232 million rate increase granted in early 1988. The PUC required the Company to phase this increase in during a six-year period, which ended in April 1994. During this phase-in period, the rate increase was recognized in operating revenues.
              ------------------

The Company's non-KWH revenues comprise other operating revenues in the
                                        ------------------------
Statement of Consolidated Income of DQE.

Components of Change in Operating Revenues from the Prior Year
--------------------------------------------------------------------------------

                                                           1994      1993
                                                (Amounts in Millions of Dollars)
--------------------------------------------------------------------------------
Revenues from Sales of Electricity:

  Revenues from ultimate customers                         $ 0.7     $ 31.9

  Revenues from other utilities                              7.6      (21.8)
--------------------------------------------------------------------------------
    Total Revenues from Sales of Electricity                 8.3       10.1
--------------------------------------------------------------------------------
Other Operating Revenues                                    26.9       26.5
--------------------------------------------------------------------------------
    Total Operating Revenues                               $35.2     $ 36.6
================================================================================


[Bar Graph appears here]

Electric Utility Customer Sales
1994 vs. 1993
(Millions of KWH)

Residential    -11.2
Commercial     +72.8
Industrial    +209.8

Customer sales were higher due to the strengthening economy.

Revenues from sales of electricity to ultimate customers, including phase-in
                                                                    --------
deferrals, fluctuate as a result of changes in sales volume and changes in fuel
---------
and other energy costs. Generally, the Company is permitted to recover (to the extent that such amounts are not included in base rates) these fuel and other energy costs from its customers through an energy cost rate adjustment clause
(ECR), subject to PUC review. This revenue adjustment includes a credit to the Company's customers for profits from short-term sales to other utilities.

Revenues from sales of electricity to ultimate customers increased in 1994 compared to 1993 as a result of higher sales to commercial and industrial customers. Commercial and industrial sales volume increased 1.3 percent and 6.9 percent, respectively, benefiting from the improving economy, as well as slight growth in the numbers of customers. Industrial sales volume also increased as a result of our marketing efforts and fewer customer production facility outages. Compared to 1992, the significantly hotter summer in 1993 resulted in higher residential and commercial sales volume. The credit to the Company's customers for profits from short-term sales to other utilities was $16.6 million in 1994, $12.1 million in 1993 and $19.1 million in 1992. These fluctuations primarily resulted from changes in sales volume to other utilities.

The overall level of business activity in the Company's service territory and weather conditions are expected to continue to be the primary factors affecting sales of electricity to ultimate customers in the near term. The Company's electric sales may also be affected in the long term by increased competition in the electric utility industry. (See "Competition" discussion on page 16.)

Revenues from other utilities result from sales of electricity to other
-----------------------------
utilities. Fluctuations in electricity sales to other utilities are generally related to the Company's customer energy requirements, the energy market and transmission conditions and the availability of the Company's generating stations. Because of reduced generating station availability, the Company had fewer off-system sales in 1993 than in 1994 or 1992. Future levels of off-system sales of electricity will be affected by the outcome of the Company's FERC filings requesting firm transmission access. (See "Transmission Access" discussion on page 17.)

Other operating revenues increased in 1994 and 1993 compared to the prior year
------------------------
primarily due to growth in environmental service revenues. The increase reflects the acquisition of a 70 percent controlling interest in Chester Environmental, Inc. (Chester) on August 17, 1993. Chester's revenues have been reflected in other operating revenues since that date.
             ------------------------

Operating Expenses
--------------------------------------------------------------------------------
Fuel and purchased power expense fluctuations result from changes in the cost
------------------------
of fuel, the mix between coal and nuclear generation, the total KWHs sold and generating station availability. Because of the ECR, changes in fuel and purchased power cost normally do not impact earnings.

Components of Change in Fuel and Purchased Power Expense from the Prior Year
--------------------------------------------------------------------------------

                                                           1994      1993
                                                (Amounts in Millions of Dollars)
--------------------------------------------------------------------------------
Average unit cost of fuel                                  $(3.4)    $ (1.8)

Generation mix                                              (5.5)       9.1

Generation volume                                            7.4      (13.4)

Purchased power                                              7.7        4.6
--------------------------------------------------------------------------------
    Total Energy Expense                                   $ 6.2     $ (1.5)
================================================================================

[Bar Graph appears here]

Electric Utility Customer Revenues
(Millions of Dollars)

               1990      1991      1992      1993      1994
Residential    381.9     413.3     385.7     405.1     401.2
Commercial     839.1     892.2     848.0     887.1     873.6
Industrial    1061.5    1106.4    1054.6    1086.5    1087.2

Revenue mix remains balanced.

[Bar Graph appears here]

Electric Utility Operating and Maintenance Expense
(Millions of Dollars)

Year     Dollars
1990     365.6
1991     373.0
1992     358.5
1993     365.0
1994     358.4

Reflects ongoing cost-control efforts. (Excludes one-time lease termination charge in 1993.)

The average unit cost of coal declined slightly in 1994, after remaining relatively constant during 1993. Meanwhile, the average unit cost of nuclear fuel has declined continually during the past three years.

Generation mix impacts fuel expense as the Company's nuclear fuel cost per KWH is less than its fossil fuel cost per KWH. During 1993, compared to 1994 and 1992, the Company had more scheduled nuclear station refueling outages, resulting in less nuclear generation and more fuel expense.

Generation volume during 1994 increased 3.4 percent compared to 1993 due to fewer generating station outages. During 1993, generation decreased 5.6 percent from 1992.

Purchased power volume increased in 1994 compared to 1993 because of the timing of generating station outages. Purchased power volume increased in 1993 compared to 1992 primarily due to the performance of the Perry plant. (See "Perry Unit 1" discussion on page 15.)

Other operating expenses decreased slightly in 1994 compared to 1993 despite a
---------------
$25.0 million increase in operating expenses at Chester, the result of a full year's ownership in 1994. This increase was offset by the continuation of the Company's cost reduction program and by the 1993 recording of a $15.2 million long-term power sale write-off and a $12.8 million property subleasing charge. These 1993 charges, along with the Chester acquisition, accounted for the increase in 1993 compared to 1992.

Maintenance expense fluctuations primarily result from the timing of scheduled
-----------
generating station outages, the timing of scheduled transmission and distribution line maintenance and the effect of storms on overhead lines and transformers. Incremental maintenance expense incurred for scheduled refueling outages at the Company's nuclear units is deferred for amortization over the period (generally 18 months) between scheduled outages. During 1994 and 1993, amortization of deferred nuclear refueling outage expense increased, reflecting the higher costs of more recent refueling outages. Offsetting this increase in 1994 was a decrease in transmission and distribution line maintenance expense. Also increasing maintenance expense in 1993 was the Company's change, as of January 1, 1993, in
-----------
its method of accounting for maintenance costs during major fossil generating station outages. Prior to 1993, maintenance costs incurred for scheduled major outages at fossil generating stations were charged to expense as the costs were incurred. Under the new accounting policy, the Company accrues, over the period between outages, anticipated expenses for scheduled major fossil station outages. (Maintenance costs incurred for non-major scheduled outages and for forced outages continue to be charged to expense as the costs are incurred.) This method was adopted to match more accurately the maintenance costs with the revenue produced during the periods between scheduled major fossil generating station outages.

Depreciation and amortization expense includes, in addition to depreciation of
-----------------------------
plant and equipment, nuclear decommissioning accruals, amortization of regulatory tax receivables and amortization of an extraordinary property loss. Depreciation and amortization expense increased in 1994 and 1993 compared to the
-----------------------------
prior year due to increases in depreciable property, nuclear decommissioning expense and leveraged lease amortization. The 1993 increase also results from amortization of regulatory tax receivables which began January 1, 1993, concurrent with the adoption of Statement of Financial Accounting Standards No.
                                -----------------------------------------------
109 (SFAS No. 109). During 1994, the Company completed an extensive review of
------------------
its depreciation rates and submitted an informational filing to the PUC. As a result of this study, beginning in 1995 the Company's composite depreciation rate increased from 3.0 percent to 3.5 percent. It is anticipated that annual depreciation expense will increase by approximately $25 million in 1995 compared to the 1994 level. The Company is not currently seeking a rate increase to cover these additional costs.

Taxes other than income taxes were lower in 1993 compared to 1994 and 1992,
-----------------------------
primarily as a result of a favorable resolution of certain property tax assessments. In 1993, the Company recorded, on the basis of these revised assessments, the expected refunds for overpayments in prior years.

[Bar Graph appears here]

Ratio of Earnings to Fixed Charges

Year     Dollars
1990     1.89
1991     2.09
1992     2.23
1993     2.28
1994     2.59

Credit quality continues to improve.

[Bar Graph appears here]

Interest Expense and Other Charges
(Millions of Dollars)

Year     Dollars
1990     157.3
1991     141.7
1992     132.3
1993     119.4
1994     110.0

Financial restructuring has reduced interest expense by more than 30% over the last 5 years.

Other Income
--------------------------------------------------------------------------------
Other income increased in 1994 compared to 1993 as a result of leasing
------------
activities in 1994 and a full year's income from investments made during 1993. Other income decreased in 1993 compared to 1992 due to lower deferred revenue
------------
carrying costs, as the deferred revenue balance upon which carrying charges were earned declined.

Interest and Other Charges
--------------------------------------------------------------------------------
Interest expense reductions in 1994 and 1993 were achieved through refinancing
----------------
first mortgage bonds and certain tax exempt pollution control notes and through retiring debt. Interest expense is expected to decline further in 1995.
               ----------------

Preferred and preference dividends of subsidiaries continue to decrease as a
--------------------------------------------------
result of the retirement of several outstanding issues. During 1994, the Company retired $39.9 million of preferred and preference stock.

Income Taxes
--------------------------------------------------------------------------------
Income tax expense was lower in 1993, compared to 1994 and 1992, because of a
----------
favorable settlement (related to Duquesne's 1988 federal income tax return and the Company's 1989 consolidated federal income tax return) with the Internal Revenue Service. The remaining fluctuations result from a 1 percent increase in the corporate federal income tax rate in 1993 and changes in taxable income. During 1994 the statutory Pennsylvania income tax rate was reduced from 12.25 percent to 9.99 percent; this reduction is to be phased in over four years. This change resulted in a net decrease of $87.2 million in deferred tax liabilities and a corresponding reduction in the regulatory receivable.

For its electric utility operations, the Company recognizes a regulatory asset for the deferred tax liabilities that are expected to be recovered from customers through rates.

With respect to the financial statement presentation of SFAS No. 109, the
                                                        ------------
Company reflects the amortization of the regulatory tax receivable resulting from reversals of deferred taxes as depreciation and amortization expense.
                                    -----------------------------
Changes in the regulatory tax receivable as a result of a change in tax rates are reflected in the statement of consolidated income on the tax rate
                                                             --------
adjustment--regulatory tax receivable line. Reversals of accumulated deferred
-------------------------------------                    --------------------
income taxes are included in income tax expense.
------------                 ----------

[Bar Graph appears here]

Capital Resources and Liquidity
-------------------------------

Net Cash Flow from Operations
(Millions of Dollars)

Year     Dollars
1990     278.6
1991     345.3
1992     397.4
1993     384.9
1994     372.9

Net cash flow excludes working capital and other--net changes

[Bar Graph appears here]

Net Income
(Millions of Dollars)

Year     Dollars
1990     121.7
1991     133.6
1992     141.5
1993     144.0
1994     156.8

Net income increased 9% in 1994.

Capital Expenditures and Investing
-------------------------------------------------------------------------------
During 1994, the Company spent approximately $94.3 million for utility construction. The Company spent approximately $100.6 million in 1993 and $112.4 million in 1992 for utility construction. These amounts were expended to improve and/or expand its production, transmission and distribution systems. Utility construction programs of the Company focus on the need to serve new customers, to provide for the replacement of utility property and to modify facilities consistent with the most current environmental and safety regulations. The Company estimates that it will spend approximately $80 million for utility construction annually in 1995, 1996 and 1997. These amounts exclude AFC, nuclear fuel, expenditures for possible early replacement of steam generators at the Beaver Valley Power Station and expenditures for the refurbishment of the cold-reserved units. (See Notes F and J to the consolidated financial statements.) The Company currently has no plans for construction of new base load generating plants. The Company expects that funds generated from operations will continue to be sufficient to finance a large part of its capital needs.

In addition to utility construction, the Company's long-term investments are focused in four principal areas: real estate investments, energy-related investments, leasing investments and environmental services investments. The level of investing activities stayed relatively constant in 1994 after increasing in 1993 compared to 1992. Lease investments in 1994 were $52.3 million, of which $18.8 million were energy-related. Real estate investments in 1994 were $48.9 million, including $22.1 million in affordable housing, and, on a net basis, other investments decreased $7.7 million. In 1993, the Company invested $59.1 million in real estate, including $35.4 million in affordable housing, and $24.7 million in leasing and other investments. Also during 1993, the Company acquired a controlling interest in Chester for $11.9 million. The Company's 1992 investments were primarily in energy-related leases.

Financing
-------------------------------------------------------------------------------
The Company plans to meet its current obligations and debt maturities through 1999 with funds generated from operations and through new financings. At December 31, 1994, the Company was in compliance with all of its debt covenants.

During 1993, the Company refinanced $734.2 million of long-term debt. In 1994, the Company continued to reduce its cost of capital by refinancing and retiring securities.

During 1994, all of the outstanding shares of $2.10 and $7.50 preference stock were redeemed for approximately $37.7 million. The Company also retired $2.2 million of $7.20 preferred stock. In May 1994, the Company filed a shelf registration statement for the issuance of up to $150 million of Duquesne Capital L.P. Cumulative Monthly Income Preferred Securities. These preferred securities have not been issued.

During 1994, the Company also issued $114.1 million of its pollution control obligations to replace a like amount of higher cost pollution control obligations. The new pollution control obligations bear variable interest rates and mature October 1, 2029.

The Company maintains two extendible revolving credit agreements, including a $100 million arrangement expiring August 1995, and a $150 million arrangement expiring October, 1995. Both arrangements contain two-year repayment periods for any amounts outstanding at the expiration of the revolving credit periods. At December 31, 1994, the Company had borrowed $60 million under the agreements.

Sale of Accounts Receivable
-------------------------------------------------------------------------------
The Company and an unaffiliated corporation have an agreement that entitles the Company to sell and the corporation to purchase, on an ongoing basis, up to $50 million of accounts receivable. The Company had no receivables sold at December 31, 1994. The accounts receivable sales agreement, which expires in June 1995, is one of many sources of funds available to the Company. Upon expiration of this facility, the Company expects to extend the agreement or to replace the facility with a similar one.

[Bar graph appears here]

Average Cost of Generation
--------------------------
(Cents Per KWH)

Year          Cents
1990          2.52
1991          2.48
1992          2.14
1993          2.27
1994          2.23

Marginal cost of production continues to improve.

Nuclear Fuel Leasing
-------------------------------------------------------------------------------
The Company finances its acquisitions of nuclear fuel through a leasing arrangement under which it may finance up to $75 million of nuclear fuel. As of December 31, 1994, the amount of nuclear fuel financed by the Company under this arrangement totaled approximately $52 million. The Company plans to continue leasing nuclear fuel to fulfill its requirements at least through September 1996, the remaining term of the current leasing arrangement.

Dividends
-------------------------------------------------------------------------------
The Company has paid dividends on common stock continuously since 1953. The quarterly dividends paid have increased by an average annual rate of 5.6 percent over the past five years, even though the Company has maintained a more conservative payout ratio than the electric utility industry in general. The Company expects that funds generated from operations will continue to be sufficient to meet sinking fund and long-term debt maturities and to pay dividends. The Company's need and the availability of funds will be influenced by the economic activity within the Company's utility service territory, by competitive and environmental legislation and by regulatory matters experienced by the electric utility industry generally.

Dividends may be paid on DQE common stock to the extent permitted by law and as declared by the board of directors. However, in Duquesne's Restated Articles of
                                                           -----------------
incorporation, provisions relating to preferred and preference stock may restrict the payment of Duquesne's common dividends. No dividends or distributions may be made on Duquesne's common stock if Duquesne has not paid dividends or sinking fund obligations on its preferred or preference stock. Further, the aggregate amount of Duquesne's common stock dividend payments or distributions may not exceed certain percentages of net income if the ratio of common shareholders' equity to total capitalization is less than specified percentages. As all of Duquesne's common stock is owned by DQE, to the extent that Duquesne cannot pay common dividends, DQE may not be able to pay dividends to its common shareholders. No part of the retained earnings of DQE or any of its subsidiaries was restricted at December 31, 1994.

Generating Units
----------------

Generating Performance
-------------------------------------------------------------------------------
The Company wholly owns and operates two generating units. In addition, the Company has an ownership or leasehold interest in nine jointly owned units, two of which the Company operates. Of the four units the Company operates, three achieved record performance during 1994.

The Beaver Valley Power Station achieved the highest combined (Units 1 and 2) capacity factor (87.7 percent) in the history of the station. The Cheswick Power Station achieved the highest capacity factor (78.7 percent) in its 24-year history. Capacity factor is a key production measure. It is the ratio of the power actually generated by a facility to the facility's rated capacity during that period of time. It is also a key indicator of how well the stations are operated based on their design capabilities.

Perry Unit 1
-------------------------------------------------------------------------------
The Company has a 13.74 percent ownership interest in Perry Unit 1, a nuclear generating unit located in Ohio and operated by The Cleveland Electric Illuminating Company (CEI). During 1993, the unit had an equivalent availability factor of 39 percent. This performance resulted from several outages. As a result of the length of these outages, the PUC imposed a penalty for incremental replacement power costs. The 1994 equivalent availability factor was 44 percent. This performance resulted from an extended outage (190 days) for refueling and maintenance. From the end of the outage in August 1994 thorugh the balance of 1994, Perry operated at full capacity except for short durations of reduced power for testing and minor on-line maintenance activities.

CEI has prevoiusly submitted to the Nuclear Regulatory Commission an action plan, called the Perry Course of Action (PCA), designed by CEI to "correct identified management, technical, and programmatic deficiencies" at the plant over roughly a three-year period, and to "correct the downward trending performance" of Perry. CEI management represents to us that the PCA is on schedule and will be an effective program to insure that Perry is in conformance with industry standards for boiling water reactors. Based on actual costs and estimates obtained from CEI through January 1995, the total costs to bring the plant into compliance, including the costs associated with implementing the PCA, are more than the costs originally projected by CEI. The Company cannot predict the ultimate cost, timing or effectiveness of the PCA, and is continuing to closely monitor the situation.

Outlook
-------

Competition
-------------------------------------------------------------------------------
Regulatory developments in the electric utility industry are placing increasing competitive pressures on electric utilities. The electric utility industry is expected to continue to undergo significant changes for the remainder of the decade. These changes most likely will include increasing competition in the generation and sale of electricity, increasing energy flows resulting from open transmission access and non-regulated generation and transmission projects outside the traditional service areas. The Company, like the industry in general, is continuing to assess the impact of these competitive forces on its future operations.

Electric Utility Industry Developments: The National Energy Policy Act of 1992
--------------------------------------  --------------------------------------
(energy act) was designed, among other things, to foster competition. Among other provisions, the energy act amends the Public Utility Holding Company Act
                                            ----------------------------------
of 1935 (1935 act) and the Federal Power Act. Amendments to the 1935 act create
-------                    -----------------
a new class of independent power producers known as Exempt Wholesale Generators
(EWGs), which are exempt from the corporate structure regulations of the 1935 act. EWGs, which may include independent power producers as well as affiliates of electric utilities, do not require Securities and Exchange Commission approval or regulation. In addition, brokers and marketers, without owning or operating any generation or transmission facilities, are being permitted to enter into the business of buying and selling electric capacity and energy.

Amendments to the Federal Power Act create the potential for utilities and other
                  -----------------
power producers to gain increased access to transmission systems of other utilities in order to facilitate sales to other utilities. The amendments permit the FERC to order utilities to transmit power over their lines for use by other suppliers and to enlarge or construct additional transmission capacity to provide these services. The Company is currently pursuing expanded transmission access under these amendments. (See discussion in "Transmission Access" on page 17.)

The energy efficiency title of the energy act requires states to consider adopting integrated resource planning, which allows utility investments in conservation and other demand side management techniques to be at least as profitable as supply investments. The energy act also establishes new efficiency standards in industrial and commercial equipment and lighting and requires states to establish commercial and residential building codes with energy efficiency standards. Additionally, the energy act requires utilities to consider energy efficiency programs in their integrated resource planning.

These new regulations also permit industrial and large commercial customers to own and operate facilities to generate their own electric energy requirements and, if such facilities are qualifying facilities, to require the displaced electric utility to purchase the output of such facilities. Customers may also have the option of substituting fuels, such as the use of natural gas, oil or wood for heating and/or cooling purposes rather than electric energy or of relocating their facilities to a lower cost environment.

The PUC is currently conducting an investigation into electric power competition. The Company has been advocating increased transmission access in the wholesale power market as the necessary first step toward enabling our customers to benefit from competition.

The Company's Response: Emerging competition, federal deregulation of wholesale
----------------------
energy sales, and prospective retail access initiatives require the Company to reexamine its approach to doing business. Growth in energy sales, competitive rate pressures, and the Company's commitment to provide reliable, quality service to its customers influence short- and long-term corporate goals. The Company's current business plan recognizes the need to encourage economic growth and stability in the service territory and surrounding region. The Company's efforts continue to focus on achievement of business growth through the application of marketing and economic development programs to achieve energy-efficient growth in its sales of utility services.

The Company has a diverse customer mix with less than 22 percent of total sales of electricity derived from industrial customers as compared to an electric utility industry average of approximately 34 percent. The Company's rates for energy intensive industrial and commercial customers are competitively priced and its rate structure allows some flexibility in setting rates to attract new business. In addition, Company-sponsored programs help customers manage their electricity consumption and control their costs.

Although management believes the Company's system is well positioned, as a clean, low cost producer, to compete both within and outside of its service territory, efforts continue to further reduce costs and increase effectiveness and productivity. We will aggressively address these factors to position the Company to overcome the challenges they may create and take advantage of the opportunities increased competition will bring.

Transmission Access: In March 1994, the Company submitted, pursuant to the
-------------------
Federal Power Act, a "good faith" request for transmission service with the
-----------------
Allegheny Power System (APS) and Pennsylvania-New Jersey-Maryland Interconnection Association (PJM Companies). The request is based on 20-year firm service with flexible delivery points for 300 megawatts of transfer capability over the transmission network that extends from Western Pennsylvania to the East Coast. Because of a lack of progress on pricing and other issues, on August 5 and September 16, 1994, the Company filed with the FERC applications for transmission service from the PJM Companies and APS, respectively. The applications are authorized under Section 211 of the Federal Power Act, which
                                                     -----------------
requires electric utilities to provide firm wholesale transmission service.

Generating Units Held for Future Use: In 1986, the PUC approved the Company's
------------------------------------
request to remove the Phillips and most of the Brunot Island (BI) power stations from service and place them in cold reserve. The Company expects to recover its net investment in these plants through future electricity sales. Phillips and BI represent licensed, certified, clean sources of electricity that will be necessary to meet expanding opportunities in the power markets. The Company believes that anticipated growth in peak demand for electricity within its service territory will require additional peaking generation. The Company looks to BI to meet this need. The Phillips power plant is an important component in the Company's strategy to identify and serve opportunities for providing bulk power service. With recent legislation promoting wider transmission access to bulk power markets and with the opportunity to package a sale of power from Phillips with the support of the Company's system, the Phillips plant could be made a highly reliable, cost-competitive alternative for most purchasers. In summary, the Company believes its investment in these cold-reserved plants will be necessary in order to meet future business needs. If business opportunities do not develop as expected, the Company will consider the sale of these assets. In the event that market demand, transmission access or rate recovery do not support the utilization or sale of the plants, the Company may have to write off part or all of their costs. At December 31, 1994, the Company's net investment in Phillips and BI was $93.0 million and $42.0 million, respectively.

Environmental Matters
--------------------------------------------------------------------------------
The Comprehensive Environmental Response, Compensation and Liability Act of 1980
--------------------------------------------------------------------------------
(Superfund) and the Superfund Amendments and Reauthorization Act of 1986
                    ----------------------------------------------------
established a variety of informational and environmental action programs. The United States Environmental Protection Agency (EPA) has informed the Company of its involvement or potential involvement in three hazardous waste sites. If the Company is ultimately determined to be a responsible party with respect to these sites, it could be liable for all or a portion of the cleanup costs. However, in each case, other solvent, potentially responsible parties that may bear all or part of any liability are also involved. In addition, the Company believes that available defenses, along with other factors (including overall limited involvement and low estimated remediation costs for one site) will limit any potential liability that the Company may have for cleanup costs. The Company believes that it is adequately reserved for all known liabilities and costs and, accordingly, that these matters will not have a materially adverse effect on its financial position or results of operations.

In 1990, Congress approved amendments to the Clean Air Act. Among other
                                             -------------
innovations, this legislation established the Emission Allowance Trading System. These allowances are issued by the EPA to fossil-fired stations with generating capability of more than 25 megawatts that were in existence as of the passage of the 1990 amendments. Allowances are part of a market-based approach to sulfur dioxide (SO//2//) reduction. Emission allowances can also be obtained through purchases on the open market or directly from other sources. Excess allowances may be banked for future use or sold on the open market to other parties for their use in offsetting emissions.

The legislation requires significant additional reductions of SO//2// and oxides of nitrogen (NO//X//) by the year 2000. The Company continues to work with the operators of its jointly owned stations to implement cost-effective compliance strategies to meet these requirements. NO//X// reductions under Title IV of the Clean Air Act amendments were required at the Cheswick station and the work to
-------------
achieve the reductions was completed in 1993. The ozone attainment provisions of Title I of the Clean Air Act amendments also required NO//X// reductions by
   ----------------------------
1995 at the Company's Elrama plant and at the jointly owned Mansfield plant. The Company will achieve such reductions with low NO//X// burner technology. The

Company has 662 megawatts of nuclear capacity, 1,187 megawatts of scrubbed capacity, including 300 megawatts at the currently cold-reserved Phillips plant, and 757 megawatts of capacity that meets the 1995 standards of the Clean Air Act
                                                                   -------------
amendments through the use of low sulfur coal. Through the year
2000, the Company is planning a combination of compliance methods that include fuel switching; increased use of, and improvements in, scrubbed capacity; flue gas conditioning; low NO//X// burner technology; and the purchase of emission allowances. The Company currently estimates that additional capital costs to comply with Clean Air Act requirements through the year 2000 will be
            -------------
approximately $20 million. This estimate is subject to the finalization of federal and state regulations.

The Company is closely monitoring other potential air quality programs and air emission control requirements that could be imposed in the future, including additional NO//X// control requirements that could be imposed on fossil fuel plants by the Ozone Transport Commission. As these potential programs are in various stages of discussion and consideration, it is impossible to make reasonable estimates of the potential costs and impacts, if any.

In 1992, the Pennsylvania Department of Environmental Resources (DER) issued Residual Waste Management Regulations governing the generation and management of non-hazardous waste. The Company is currently conducting tests and developing compliance strategies. Capital compliance costs for these DER regulations are estimated, on the basis of information currently available, at $5 million in 1995. The expected additional capital cost of compliance for these DER regulations through 2000 is estimated, based on current information, to be approximately $25 million; this estimate is subject to the results of continuing ground water assessments and DER final approval of compliance plans.

Under the Nuclear Waste Policy Act of 1982, which establishes a policy for
          --------------------------------
handling and disposing of spent nuclear fuel and requires the establishment of a final repository to accept spent fuel, contracts for jointly owned nuclear plants have been entered into with the United States Department of Energy (DOE) for permanent disposal of spent nuclear fuel and high-level radioactive waste. The DOE has indicated that the repository will not be available for acceptance of spent fuel before 2010. Existing on-site spent fuel storage capacities at Beaver Valley Unit 1, Beaver Valley Unit 2 and Perry are expected to be sufficient until 2017, 2011, and 2009, respectively. During 1994, the Company increased the storage capacity at Beaver Valley Unit 1 by equipping the spent fuel pool with high density fuel storage racks.

Retirement Plan Measurement Assumptions
--------------------------------------------------------------------------------
The Company increased the discount rate used to determine the projected benefit obligation on the Company's retirement plans at December 31, 1994, to 8.0 percent. The assumed change in future compensation levels was also increased to reflect current market and economic conditions.

The effects of these changes on the Company's retirement plan obligations are reflected in the amounts shown in Note N to the consolidated financial statements. The resulting decrease in related expenses for subsequent years is not expected to be material.

Investment in International Power Machines Corporation (IPM)
--------------------------------------------------------------------------------
The Company had a $2.8 million investment, reflected in the Consolidated Balance Sheet of DQE as Other Long-Term Investments at December 31, 1994, in IPM
                ---------------------------
convertible preferred stock. On February 8, 1995, IPM was acquired by Exide Electronics Group, Inc. (Exide). The Company is now a major shareholder of Exide, the world's largest independent developer, manufacturer and servicer of power protection and power management systems. This acquisition resulted in a first quarter 1995 pre-tax gain for the Company of approximately $7.2 million, or eight cents per share.

Other
--------------------------------------------------------------------------------
The Company is subject to the accounting and reporting requirements of the Securities and Exchange Commission. In addition, the Company's utility operations are subject to the regulation of the PUC and the FERC. As a result, the consolidated financial statements contain regulatory assets and liabilities in accordance with Statement of Financial Accounting Standards No. 71,
                   ---------------------------------------------------
Accounting For the Effects of Certain Types of Regulation (SFAS No. 71) and
-----------------------------------------------------------------------
reflect the effects of the ratemaking process. In accordance with SFAS No. 71,
                                                                  ------------
the Company's financial statements reflect regulatory assets and costs based on current cost-based ratemaking regulations. The regulatory assets represent probable future revenue to the Company because provisions for these costs are currently included, or are expected to be included, in charges to utility customers through the ratemaking process.

The Company's electric utility operations currently satisfy the criteria of
SFAS No. 71. However, a company's utility operations or a portion of such
-----------
operations can cease to meet these criteria for various reasons including a change in regulation. Should the Company cease to meet the SFAS No. 71 criteria,
                                                           -----------
it would be required to write-off any regulatory assets and liabilities for those operations that no longer meet these requirements.

Report of Independent Certified Public Accountants
--------------------------------------------------

To the Directors and Shareholders of DQE:
----------------------------------------

We have audited the accompanying consolidated balance sheets of DQE and its subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of DQE and its subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in Note A to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109, and the Company changed its method of accounting for maintenance costs during scheduled major fossil station outages.

                                                      /s/ Deloitte & Touche LLP
                                                      Deloitte & Touche LLP
                                                      Pittsburgh, Pennsylvania
                                                      January 31, 1995

--------------------------------------------------------------------------------

Report of the Audit Committee of the Board of Directors of DQE
--------------------------------------------------------------

The Audit Committee, composed entirely of non-employee directors, meets regularly with the independent public accountants and the internal auditors to discuss results of their audit work, their evaluation of the adequacy of the internal accounting controls and the quality of financial reporting.

In fulfilling its responsibilities in 1994, the Audit Committee recommended to the Board of Directors, subject to shareholder approval, the selection of the Company's independent public accountants. The Audit Committee reviewed the overall scope and details of the independent public accountants' and internal auditors' respective audit plans and reviewed and approved the independent public accountants' general audit fees and non-audit services.

Audit Committee meetings are designed to facilitate open communications with internal auditors and independent public accountants. To ensure auditor independence, both the independent public accountants and the internal auditors have full and free access to the Audit Committee.

                            The Audit Committee of the Board of Directors of DQE

Statement of Consolidated Income
--------------------------------------------------------------------------------------------------
                                                    (Thousands of Dollars, Except Per Share Amounts)
                                                    -----------------------------------------------
                                                                   Year Ended December 31,
                                                    -----------------------------------------------
                                                              1994           1993           1992
----------------------------------------------------------------------------------------------------
Operating Revenues
------------------
Sales of Electricity:

  Customers                                                $1,115,987     $1,186,779     $1,152,835

  Phase-in deferrals                                          (28,810)      (100,315)       (98,201)

  Utilities                                                    58,295         50,669         72,440
----------------------------------------------------------------------------------------------------
Total Sales of Electricity                                  1,145,472      1,137,133      1,127,074

Other                                                          90,157         63,322         36,748
----------------------------------------------------------------------------------------------------
    Total Operating Revenues                                1,235,629      1,200,455      1,163,822
----------------------------------------------------------------------------------------------------

Operating Expenses
------------------
Fuel and purchased power                                      243,905        237,731        239,230

Other operating                                               342,220        346,685        289,775

Maintenance                                                    79,488         80,292         79,146

Depreciation and amortization                                 160,531        152,282        128,730

Taxes other than income taxes                                  89,474         73,126         85,733
----------------------------------------------------------------------------------------------------
    Total Operating Expenses                                  915,618        890,116        822,614
----------------------------------------------------------------------------------------------------

Operating Income

Operating Income                                              320,011        310,339        341,208
----------------------------------------------------------------------------------------------------
Other Income                                                   43,486         28,102         41,533
----------------------------------------------------------------------------------------------------

Interest and Other Charges
--------------------------
Interest expense                                              104,008        110,470        122,872

Preferred and preference dividends of subsidiaries              5,994          8,936          9,411
----------------------------------------------------------------------------------------------------
    Total Interest and Other Charges                          110,002        119,406        132,283
----------------------------------------------------------------------------------------------------
Income Before Income Taxes                                    253,495        219,035        250,458
----------------------------------------------------------------------------------------------------

Income Taxes
------------
Tax rate adjustment--regulatory tax receivable                 87,200             --             --

Income taxes                                                    9,479         77,628        108,940
----------------------------------------------------------------------------------------------------
    Total Income Taxes                                         96,679         77,628        108,940
----------------------------------------------------------------------------------------------------
Income Before Cumulative Effect on Prior Years
 of Changes in Accounting Principles                          156,816        141,407        141,518

Adoption of SFAS No. 109--income taxes                             --          8,000             --

Accounting for maintenance costs--net                              --         (5,425)            --
----------------------------------------------------------------------------------------------------

Net Income
----------
Net Income                                                 $  156,816     $  143,982     $  141,518
====================================================================================================
Average Number of Common Shares
 Outstanding (000)                                             52,697         52,979         52,913
====================================================================================================

Earnings Per Share
------------------
Earnings Per Share of Common Stock:

Income Before Cumulative Effect on Prior Years
 of Changes in Accounting Principles                            $2.98          $2.67          $2.67

Adoption of SFAS No. 109--income taxes                             --            .15             --

Accounting for maintenance costs--net                              --           (.10)            --
----------------------------------------------------------------------------------------------------
Earnings Per Share of Common Stock                              $2.98          $2.72          $2.67
====================================================================================================


Dividends Declared
------------------
Dividends Declared Per Share of Common Stock                    $1.70          $1.62          $1.54
====================================================================================================

See notes to consolidated financial statements.

Consolidated Balance Sheet
------------------------------------------------------------------------------

Assets                                               (Thousands of Dollars)
                                                  ----------------------------
                                                        As of December 31,
                                                  ----------------------------
                                                       1994             1993
------------------------------------------------------------------------------
Current Assets:
Cash and temporary cash investments              $   50,058       $   32,234
------------------------------------------------------------------------------
Receivables:

  Electric customer accounts receivable              96,157          107,342
  Other utility receivables                          26,008           28,807
  Other receivables                                  53,766           56,576
  Less: Allowance for uncollectible accounts        (15,822)         (13,688)
------------------------------------------------------------------------------
  Receivables less allowance for uncollectible
    accounts                                        160,109          179,037
  Less: Receivables sold                                  _           (9,000)
------------------------------------------------------------------------------
    Total Receivables                               160,109          170,037
Materials and supplies (at average cost):
  Coal                                               30,484           26,793
  Operating and construction                         58,262           64,885
------------------------------------------------------------------------------
    Total Materials and Supplies                     88,746           91,678
------------------------------------------------------------------------------
Other current assets                                 36,156           10,455
------------------------------------------------------------------------------
    Total Current Assets                            335,069          304,404
------------------------------------------------------------------------------

Long-Term Investments:
  Partnership investments                            77,163           39,418
  Leveraged lease investments                        50,322           48,102
  Leasehold investments                              33,542                _
  Other 35,191) 38,111)
------------------------------------------------------------------------------
Total Long-Term Investments                         196,218          125,631
------------------------------------------------------------------------------

Property, Plant and Equipment:
  Electric plant in service                       4,196,690        4,102,979
  Construction work in progress                      52,199           60,103
  Property held under capital leases                162,732          177,800
  Property held for future use                      216,738          216,863
  Other                                              81,165           63,405
------------------------------------------------------------------------------
    Total                                         4,709,524        4,621,150
------------------------------------------------------------------------------
Less accumulated depreciation and amortization   (1,569,983)      (1,452,910)
------------------------------------------------------------------------------
    Property, Plant and Equipment_Net             3,139,541        3,168,240
------------------------------------------------------------------------------

Other Non-Current Assets:
  Regulatory assets                                 710,763          909,405
  Other                                              45,414           42,698
------------------------------------------------------------------------------
    Total Other Non-Current Assets                  756,177          952,103
------------------------------------------------------------------------------
      Total Assets                               $4,427,005       $4,550,378
==============================================================================

See notes to consolidated financial statements.

------------------------------------------------------------------------------
                                                      (Thousands of Dollars)
Liabilities and                                    ---------------------------
Capitalization                                           As of December 31,
------------------------------------------------------------------------------
                                                          1994         1993
------------------------------------------------------------------------------
Current Liabilities:
  Notes payable                                     $   60,115   $   36,267
  Current maturities and sinking fund requirements      85,986       45,741
  Accounts payable                                      83,854       88,309
  Accrued liabilities                                   64,894       70,967
  Dividends declared                                    26,484       26,699
  Other current liabilities                              5,722       14,029
------------------------------------------------------------------------------
    Total Current Liabilities                          327,055      282,012
------------------------------------------------------------------------------

Non-Current Liabilities:
  Deferred income taxes-net                            969,948    1,169,148
  Deferred investment tax credits                      123,591      129,574
  Capital lease obligations                             41,106       55,733
  Other                                                215,639      133,202
------------------------------------------------------------------------------
    Total Non-Current Liabilities                    1,350,284    1,487,657
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Commitments and Contingencies (Notes B through N)
------------------------------------------------------------------------------

Capitalization:
Long-Term Debt                                       1,377,611    1,416,998
------------------------------------------------------------------------------

Preferred and Preference Stock of Subsidiaries:
  Non-redeemable preferred stock                        90,340       92,523
  Non-redeemable preference stock                       29,857       59,339
  Deferred employee stock ownership plan
    (ESOP) benefit                                     (24,852)     (27,126)
  Redeemable preference stock _) 8,392)
------------------------------------------------------------------------------
Total Preferred and Preference Stock of Subsidiaries    95,345      133,128
------------------------------------------------------------------------------

Common Shareholders' Equity:
  Common stock - no par value (authorized - 125,000,000
    shares: issued - 73,119,436 shares)              1,001,973    1,001,259
  Retained earnings                                    622,072      554,604
  Treasury stock (at cost) (20,813,698 and
    20,107,209 shares)                                (347,335)    (325,280)
------------------------------------------------------------------------------
    Total Common Shareholders' Equity                1,276,710    1,230,583
------------------------------------------------------------------------------
    Total Capitalization                             1,276,710    1,230,583
------------------------------------------------------------------------------
Total Liabilities and Capitalization                $4,427,005   $4,550,378
------------------------------------------------------------------------------

Statement of Consolidated Cash Flows
------------------------------------------------------------------------------

                                                       (Thousands of Dollars)
                                                  --------------------------------
                                                       Year Ended December 31,
Cash Flows From                                   --------------------------------
Operating Activities                                 1994        1993      1992
----------------------------------------------------------------------------------
Net income                                        $  156,816   $143,982   $141,518
Principal non-cash charges (credits) to net income:
  Depreciation and amortization                      160,531    152,282    128,730
  Capital lease and nuclear fuel amortization         36,320     32,019     49,001
  Deferred income taxes and investment tax
    credits - net                                     (8,136)   (41,930)    (2,319)
  Allowance for equity funds used during construction (1,295)      (869)    (2,598)
  Deferred revenues and carrying charges recovered    28,621     99,375     83,056
  Changes in working capital other than cash         (31,891)  (111,677)    48,670
  Other - net                                         28,661     26,167      2,487
----------------------------------------------------------------------------------
    Net Cash Provided From Operating Activities      369,627    299,349    448,545
----------------------------------------------------------------------------------
Cash Flows Used By
Investing Activities

Investments:

  Capital expenditures                              (121,085)  (124,376)  (113,215)
  Long-term investments                              (66,698)    (5,178)   (21,632)
  Other - net                                        (12,321)    (5,178)   (12,632)
  Net Cash Used By Investing Activities             (223,411)  (201,510)  (147,430)
------------------------------------------------------------------------------
Cash Flows Used In
Financing Activities

Sale of bonds                                        114,110    740,500    312,925
Increase in notes payable                             32,530     36,267          _
Dividends on common stock                            (89,348)   (86,089)   (81,491)
Reductions of long-term obligations:
  Preferred and preference stock                     (39,958)      (187)   (24,158)
  Long-term debt                                    (114,835)  (735,048)  (394,951)
  Other obligations                                  (33,522)   (27,751)   (43,686)
Beaver Valley Unit 2 sale/leaseback premium                _          _    (36,371)
Premium on reacquired debt                            (5,033)   (31,702)   (18,127)
Other - net                                            7,664        623     (2,719)
----------------------------------------------------------------------------------
    Net Cash Used In Financing Activities           (151,699)  (103,387)  (288,578)
----------------------------------------------------------------------------------
Net increase (decrease) in cash and temporary cash
  investments                                         17,824     (5,548)    12,537
Cash and temporary cash investments at beginning
  of year                                             32,234     37,782     25,245
----------------------------------------------------------------------------------
Cash and temporary cash investments at end of year  $ 50,058   $ 32,234   $ 37,782
==================================================================================

Supplemental Cash Flow Information

Cash Paid During
the Year

Interest (net of amount capitalized)                $105,900   $124,174   $125,305
----------------------------------------------------------------------------------
Income taxes                                        $111,614   $133,303   $112,859
----------------------------------------------------------------------------------

Non-Cash Investing
and Financing
Activities

Capital lease obligations recorded                  $ 16,909   $ 11,811   $ 17,089
==================================================================================

See notes to consolidated financial statements.

Statement of Consolidated Retained Earnings
------------------------------------------------------------------------------

                                                     (Thousands of Dollars)
                                                 -----------------------------
                                                      1994       1993     1992
------------------------------------------------------------------------------
Balance at beginning of year                      $554,604   $496,711 $436,684
  Net income                                       156,816    143,982  141,518
  Dividends declared                               (89,348)   (86,089) (81,491)
------------------------------------------------------------------------------
Balance at end of year                            $622,072   $554,604 $496,711
==============================================================================

See notes to consolidated financial statements.


Notes to Consolidated Financial Statements

A. Summary of Significant
   Accounting
   Policies

Consolidation
------------------------------------------------------------------------------
The consolidated financial statements of DQE include the accounts of its subsidiaries: Duquesne Light Company (Duquesne), Duquesne Enterprises (DE) and Montauk. DQE and its subsidiaries are collectively referred to as the Company. All material intercompany balances and transactions have been eliminated in the preparation of the Consolidated Financial Statements of DQE.

On August 17, 1993, DE acquired a 70 percent controlling interest in Chester Environmental, Inc. (Chester) for approximately $12 million. The acquisition was accounted for under the purchase method of accounting and Chester's results of operations have been included in the Company's consolidated financial statements since that date.

Basis of Accounting
------------------------------------------------------------------------------
The Company is subject to the accounting and reporting requirements of the Securities and Exchange Commission (SEC). In addition, the Company's utility operations are subject to the regulation of the Pennsylvania Public Utility Commission (PUC) and the Federal Energy Regulatory Commission (FERC). As a result, the consolidated financial statements contain regulatory assets and liabilities in accordance with Statement of Financial Accounting Standards No.
                               -----------------------------------------------
71, Accounting for the Effects of Certain Types of Regulation (SFAS No. 71) and
--
reflect the effects of the ratemaking process. Such effects concern mainly the time at which various items enter into the determination of net income in accordance with the principle of matching costs and revenues. (See Note F.)

Revenues
------------------------------------------------------------------------------
Meters are read monthly and customers are billed on the same basis. Revenues are recorded in the accounting periods for which they are billed, with the exception of energy cost recovery revenues. (See following section on ``Energy Cost Rate Adjustment Clause.'') Deferred revenues are associated with the Company's 1987 rate case. (See Note F.)

Energy Cost Rate Adjustment Clause (ECR)
------------------------------------------------------------------------------
Through the ECR, the Company recovers (to the extent that such amounts are not included in base rates) nuclear fuel, fossil fuel and purchased power expenses and, also through the ECR, passes to its customers the profits from short-term power sales to other utilities (collectively, ECR energy costs). Nuclear fuel expense is recorded on the basis of the quantity of electric energy generated and includes such costs as the fee, imposed by the United States Department of Energy (DOE), for future disposal and ultimate storage and disposition of spent nuclear fuel. Fossil fuel expense includes the costs of coal, natural gas and fuel oil used in the generation of electricity.

On the Company's statement of consolidated income, these energy cost recovery revenues are included as a component of operating revenues. For ECR purposes, the Company defers fuel and other energy expenses for recovery, or refunding, in subsequent years. The deferrals reflect the difference between the amount that the Company is currently collecting from customers and its actual ECR energy costs. The PUC annually reviews the Company's ECR energy costs for the fiscal year April through March, compares them to previously projected ECR energy costs and adjusts the ECR for over- or under-recoveries and for two PUC-established coal cost standards. (See Note F.)

Over or under-recoveries from customers are recorded in the Consolidated Balance Sheet of DQE as payable to, or receivable from, customers. At December 31, 1994, $5.9 million was receivable from customers and shown as other current assets. At December 31, 1993, $10.1 million was payable to customers and shown as other current liabilities.

Maintenance
------------------------------------------------------------------------------
Incremental maintenance expense incurred for refueling outages at the Company's nuclear units is deferred for amortization over the period (generally eighteen months) between scheduled outages. The Company changed, as of January 1, 1993, its method of accounting for maintenance costs during scheduled major fossil generating station outages. Prior to that time, maintenance costs incurred for scheduled major outages at fossil generating stations were charged to expense as these costs were incurred. Under the new accounting policy, the Company accrues, over the periods between outages, anticipated expenses for scheduled major fossil generating station outages. (Maintenance costs incurred for non-major scheduled outages and for forced outages continue to be charged to expense as such costs are incurred.) This method was adopted to match more accurately the maintenance costs and the revenue produced during the periods between scheduled major fossil generating station outages.

The cumulative effect (approximately $5.4 million, net of income taxes of approximately $3.9 million) of the change on prior years was included in net income in 1993. The effect of the change in 1993 was to reduce income, before the cumulative effect of changes in accounting principles, by approximately $2.4 million or $.05 per share and to reduce net income, after the cumulative effect of changes in accounting principles, by approximately $7.8 million or $.15 per share. The effect of the scheduled major fossil station outage accrual in 1994 was to reduce net income by approximately $0.7 million, or $.01 per share.

Depreciation and Amortization
------------------------------------------------------------------------------
Depreciation of property, plant and equipment, including plant-related intangibles, is recorded on a straight-line basis over the estimated useful lives of properties. Amortization of other intangibles is recorded on a straight line basis over a five-year period. Depreciation and amortization of other properties are calculated on various bases.

The Company records decommissioning costs under the category of depreciation and amortization expense and accrues a liability, equal to that amount, for nuclear decommissioning expense. Such nuclear decommissioning funds are deposited in external, segregated trust accounts. The funds are invested in a portfolio consisting of municipal bonds, certificates of deposit, and U.S. government securities. Trust fund earnings increase the fund balance and the recorded liability. The market value of the aggregate trust fund balances at December 31, 1994 totaled $19.2 million. On the Company's consolidated balance sheet, the decommissioning trusts have been reflected in long-term investments, and the related liability has been recorded as other liabilities.

Income Taxes
------------------------------------------------------------------------------
On January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No. 109). Implementation of SFAS No. 109 involved a change in accounting principle. The cumulative $8 million effect on prior years was reported in 1993 as an increase in net income.

SFAS No. 109 requires that the liability method be used in computing deferred taxes on all differences between book and tax bases of assets. These book tax differences occur when events and transactions recognized for financial reporting purposes are not recognized in the same period for tax purposes. SFAS No. 109 also requires that a deferred tax liability or asset be adjusted in the period of enactment for the effect of changes in tax laws or rates. During 1994 the statutory Pennsylvania income tax rate was reduced from 12.25 percent to
9.99 percent; this reduction is to be phased in over four years. This resulted in a net decrease of $87.2 million for deferred tax liabilities.

For its utility operations, the Company recognizes a regulatory asset for the deferred tax liabilities that are expected to be recovered from customers through rates. (See Notes F and H).

With respect to the financial statement presentation of SFAS No. 109, the Company reflects the amortization of the regulatory tax receivable resulting from reversals of deferred taxes as depreciation and amortization expense. Changes in the regulatory tax receivable as a result of a change in tax rates are reflected in the statement of consolidated income on the tax rate adjustment_regulatory tax receivable line. Reversals of accumulated deferred income taxes are included in income tax expense.

When applied to reduce the Company's income tax liability, investment tax credits related to utility property generally were deferred. Such credits are subsequently reflected, over the lives of the related assets, as reductions to tax expense.

Property, Plant and Equipment
------------------------------------------------------------------------------
The asset values of the Company's utility properties are stated at original construction cost, which includes related payroll taxes, pensions, and other fringe benefits, as well as administrative and general costs. Also included in original construction cost is an allowance for funds used during construction
(AFC), which represents the estimated cost of debt and equity funds used to finance construction. The amount of AFC that is capitalized will vary according to changes in the cost of capital and in the level of construction work in progress (CWIP). On a current basis, the Company does not realize cash from the allowance for funds used during construction. The Company does realize cash, during the service life of the plant, through increased revenues reflecting a higher rate base (upon which a return is earned) and increased depreciation. The AFC rates applied to CWIP were 9.0 percent in 1994, 9.6 percent in 1993, and 10.3 percent in 1992.

Additions to, and replacements of, property units are charged to plant accounts. Maintenance, repairs and replacement of minor items of property are recorded as expenses when they are incurred. The costs of utility properties that are retired (plus removal costs and less any salvage value) are charged to the accumulated provision for depreciation.

Substantially all of the Company's utility properties are subject to first mortgage liens, and to junior liens.

Temporary Cash Investments
------------------------------------------------------------------------------
Temporary cash investments are short-term, highly liquid investments with original maturities of three or fewer months. They are stated at market, which approximates cost. The Company considers temporary cash investments to be cash equivalents.

Reclassifications
------------------------------------------------------------------------------
The 1993 and 1992 financial statements have been reclassified to conform with accounting presentations adopted during 1994.

B. Receivables

An arrangement between the Company and an unaffiliated corporation entitles the Company to periodically sell up to $50 million of its accounts receivable. The Company sold receivables from time to time throughout 1994 but had no receivables sold at December 31, 1994. At December 31, 1993, the Company had sold $7.1 million of electric customer accounts receivable and $1.9 million of other utility receivables. The sales agreement includes a limited recourse obligation under which the Company could be required to repurchase certain of the receivables. The arrangement expires on June 27, 1995.

C. Changes in
   Working Capital
   Other Than Cash

Changes in Working Capital Other Than Cash
------------------------------------------------------------------------------

                                                 1994      1993(a)     1992
                                             (Amounts in Thousands of Dollars)
------------------------------------------------------------------------------
Receivables                                  $(09,928)  $(103,188)  $(64,088)
Materials and supplies                          2,932      13,635     (4,151)
Other current assets                          (25,701)      4,631      7,140
Accounts payable                               (4,455)     (7,961)    (8,818)
Other current liabilities                     (14,595)    (18,794)    (9,589)
------------------------------------------------------------------------------
  Total                                      $(31,891)  $(111,677)   $48,670
==============================================================================

(a) Net of the effects from the purchase of Chester

D. Long-Term
   Investments

The Company's partnership investments are primarily in affordable housing limited partnerships. The Company's investments in affordable housing were $57.5 million at December 31, 1994 and $35.4 million at December 31, 1993. The Company also has a partnership investment at December 31, 1994 of $15.7 million in a waste-to-energy facility.

The Company is the lessor in five leveraged lease arrangements involving manufacturing equipment, mining equipment, rail equipment and natural gas processing equipment. These leases expire in various years beginning 2001 through 2012. The residual value of the equipment, which belongs to the Company after the leases expire, is estimated to approximate 14 percent of the original cost. The Company's aggregate equity investment represents 22 percent of the aggregate original cost of the property and is secured by guarantees of each lessee's parent or affiliate. The remaining 78 percent was financed by non-recourse debt provided by lenders who have been granted, as their sole remedy in the event of default by the lessees, an assignment of rentals due under the leases and a security interest in the leased property. This debt amounted to $139 million and $144 million at December 31, 1994 and 1993, respectively.

Net Leveraged Lease Investments at December 31
------------------------------------------------------------------------------

                                                         1994            1993
                                             (Amounts in Thousands of Dollars)
------------------------------------------------------------------------------
Rentals receivable (net of principal and
  interest on the non-recourse debt)                  $50,010         $52,016
Estimated residual value of leased assets              26,470          26,470
  Less: Unearned income                               (26,158)        (30,384)
------------------------------------------------------------------------------
Leveraged lease investments                            50,322          48,102
  Less: Deferred taxes arising from
    leveraged leases                                  (34,174)        (22,845)
------------------------------------------------------------------------------
  Net Leveraged Lease Investments                     $16,148         $25,257
==============================================================================

The Company's leasehold investments are in computers, vehicles and equipment. The Company's other investments are primarily in assets of a nuclear decommissioning trust and marketable securities. In accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS No. 115), these investments are classified as available-for-sale and are stated at market value. The amounts of unrealized holding gains at December 31, 1994 are not material.

E. Property, Plant
and Equipment

In addition to its wholly owned generating units, Duquesne, together with other electric utilities, has an ownership or leasehold interest in certain jointly owned units. The Company is required to pay its share of the construction and operating costs of the units. The Company's share of the operating expenses of the units is included in the statement of consolidated income.

The Company has a 13.74 percent ownership interest in Perry Unit 1, a nuclear generating unit operated by Centerior Energy. During 1993, the unit had an equivalent availability factor of 39 percent. This performance resulted from several outages related to mechanical failures. As a result of the length of these outages, the PUC imposed a penalty for incremental replacement power costs. The 1994 availability was 39 percent. This performance resulted from several outages As a result of the length of these outages, the PUC imposed a penalty for incremental replacement power costs. The 1994 equivalent availability factor was 44 percent. This performance resulted from an extended outage in August 1994 through the balance of 1994, Perry operated at full capacity except for short durations of reduced power for testing and minor on-line maintenance activities.

CEI has previously submitted to the Nuclear REgulatory Commission an action plan, called the Perry Course of Action (PCA), designed by CEI to ``correct identified management, technical, and programmatic deficiencies'' at the plant over roughly a three-year period, and to ``correct the downward trending performance'' of Perry. CEI management represents to us that the PCA is on schedule and will be an effective program to insure that Perry is in conformance with industry standards for boiling bring the plant back to a performance level that meets industry standards for boiling water reactors. The Company cannot predict the ultimate cost, timing or effectiveness of the PCA, and is continuing to closely monitor the situation.


Generating Units at December 31, 1994

------------------------------------------------------------------------------------------------------------
                                                                               Net
                                         Percentage                          Utility             Fuel
Unit                                      Interest        Megawatts            Plant            Source
                                                                       (Millions of Dollars)
------------------------------------------------------------------------------------------------------------
Cheswick                                   100.0              570             $  120.8           Coal
Elrama (a)                                 100.0              487                 97.3           Coal
Ft. Martin 1                                50.0              276                 38.2           Coal
Eastlake 5                                  31.2              186                 44.6           Coal
Sammis 7                                    31.2              187                 54.4           Coal
Bruce Mansfield 1 (a)                       29.3              228                 69.1           Coal
Bruce Mansfield 2 (a)                        8.0               62                 18.0           Coal
Bruce Mansfield 3 (a)                      13.74              110                 48.9           Coal
Beaver Valley 1 (b)                         47.5              385                253.5          Nuclear
Beaver Valley 2 (c)(d)                     13.74              113                 14.8          Nuclear
Beaver Valley Common Facilities                                                  165.6
Perry 1 (e)                                13.74              164                591.7          Nuclear
Brunot Island                              100.0               66                  7.5          Fuel Oil
------------------------------------------------------------------------------------------------------------
    Total                                                   2,834              1,524.4
Cold-reserved units:
  Brunot Island                            100.0              240                 44.9          Fuel Oil
  Phillips (a)                             100.0              300                 78.6            Coal
------------------------------------------------------------------------------------------------------------
    Total Generating Units                                  3,374             $1,647.9
============================================================================================================

(a) The unit is equipped with flue gas desulfurization equipment.
(b) The NRC has granted a license to operate through January 2016.
(c) On October 2, 1987 the Company sold its 13.74 percent interest in Beaver Valley Unit 2 and leased it back; the sale was exclusive of transmission and common facilities. Amounts shown represent facilities not sold and subsequent leasehold improvements.
(d) The NRC has granted a license to operate through May 2027.
(e) The NRC has granted a license to operate through March 2026.


F. Rate Matters

1987 Rate Case
------------------------------------------------------------------------------

In March 1988, the PUC adopted a rate order that increased the Company's utility revenues by $232 million annually. This rate increase was phased-in from April 1988 through April 1994. Deficiencies in current revenues which resulted from the phase-in plan were included in the consolidated income statement as deferred revenues. Deferred revenues were recorded on the balance sheet as a regulatory asset. As customers were billed for deficiencies related to prior periods, this regulatory asset was reduced. As designed, the phase-in plan provided for carrying charges (at the after-tax AFC rate) on revenues deferred for future recovery. The Company recovered previously deferred revenues and carrying charges of approximately $315 million during the phase-in period which concluded in April of 1994.

At this time, the Company has no pending base rate case and has no immediate plans to file a base rate case.


Regulatory Assets
------------------------------------------------------------------------------

As a result of the 1987 Rate Case, and the continued application of SFAS No. 71, the Company records regulatory assets on its consolidated balance sheet. The regulatory assets represent probable future revenue to the Company because provisions for these costs are currently included, or are expected to be included, in charges to utility customers through the ratemaking process. Management will continue to evaluate significant changes in the regulatory and competitive environment to assess the Company's overall consistency with the criteria of SFAS No. 71.

Regulatory Assets at December 31

----------------------------------------------------------------------------------------
                                                                   1994            1993
                                                       (Amounts in Thousands of Dollars)
----------------------------------------------------------------------------------------
Regulatory tax receivable (Note H)                             $428,043        $569,555
Unamortized debt costs (Note K)(a)                              103,454         104,076
Deferred rate synchronization costs (see below)                  51,149          51,149
Beaver Valley Unit 2 sale/leaseback premium (Note I)(b)          33,414          34,903
Deferred employee costs (c)                                      31,012          32,408
Extraordinary property loss (see below)                          22,394          35,781
Deferred nuclear maintenance outage costs (Note A)               11,406          15,256
DOE decontamination and decommissioning receivable (Note J)      10,932          12,251
Deferred coal costs (see below)                                  10,677          16,156
Phase-in plan deferrals (see above)                                  __          28,621
Other                                                             8,282           9,249
----------------------------------------------------------------------------------------
    Total Regulatory Assets                                    $710,763        $909,405
========================================================================================

(a) The premiums paid to reacquire debt prior to scheduled maturity dates are deferred for amortization over the life of the debt issued to finance the reacquisitions.
(b) The premium paid to refinance the Beaver Valley Unit 2 lease was deferred for amortization over the life of the lease.
(c) Includes amounts for recovery of accrued compensated absences and accrued claims for workers' compensation.


Deferred Rate Synchronization Costs
------------------------------------------------------------------------------

In the 1987 Rate Case, the PUC approved the Company's petition to defer initial operating and other costs of Perry Unit 1 and Beaver Valley Unit 2. The Company deferred the costs incurred from November 17, 1987, when the units went into commercial operation, until March 25, 1988, when a rate order was issued. In its order, the PUC deferred ruling on whether these costs would be recoverable from ratepayers. The Company is not earning a return on the deferred costs.

The Company believes that these deferred costs are recoverable. In 1990, the PUC permitted another Pennsylvania utility recovery of such costs over a 10-year period.

Extraordinary Property Loss
------------------------------------------------------------------------------

The Company abandoned its interest in the partially-constructed Perry Unit 2 in 1986 and subsequently disposed of its interest in 1992. In the 1987 Rate Case, the PUC approved recovery, over a 10-year period, of the Company's original $155 million investment in Perry Unit 2. The Company is not earning a return on the as yet unrecovered portion (approximately $23.9 million at December 31, 1994) of its investment in the unit.

Deferred Coal Costs
------------------------------------------------------------------------------

The PUC has established two market price coal cost standards for the Company's interests in mines that supply coal to its generating stations. One applies only to coal delivered at the Mansfield plant. The other, the system-wide coal cost standard, applies to coal delivered to the remainder of the Company's system. Both standards are updated monthly to reflect prevailing market prices for similar coal. The PUC has directed the Company to defer recovery of the delivered cost of coal to the extent that such cost exceeds generally prevailing market prices, as determined by the PUC, for similar coal. The PUC allows deferred amounts to be recovered from customers when the delivered costs of coal fall below such PUC-determined prevailing market prices.

In 1990, the PUC approved a joint petition for settlement that clarified certain aspects of the system-wide coal cost standard and gave the Company options to extend the standard through March 2000. In December 1991, the Company exercised the first of two options that extended the standard through March 1996. The unrecovered cost of coal used at Mansfield amounted to $7.3 million and $7.4 million and the unrecovered cost of coal used throughout the system amounted to $3.4 million and $8.8 million at December 31, 1994 and 1993, respectively.

The Company believes that all deferred coal costs will be recovered.

Warwick Mine Costs
------------------------------------------------------------------------------

The 1990 joint petition for settlement (See preceding section on deferred coal costs.) also recognized costs at the Company's Warwick Mine, which had been on standby since 1988, and allowed for recovery of such costs, including the costs of ultimately closing the mine. In 1990, Duquesne entered into an agreement under which an unaffiliated company will operate the mine until March 2000 and sell the coal produced. Production began in late 1990. The mine reached a full production rate in early 1991. The Warwick Mine coal reserves include both high and low sulfur coal; the Company's contract is for medium to high sulfur (1.3 percent-2.5 percent) coal. More than 60 percent of the coal mined at Warwick currently is used by the Company. The Company receives a royalty on sales of Warwick coal in the open market. In the past year, the Warwick Mine supplied slightly less than one-fifth of the coal used in the production of electricity at the Company's wholly owned and jointly owned plants.

Costs at the Warwick Mine and the Company's investment in the mine are expected to be recovered through the cost of coal in the ECR. Recovery is subject to the system-wide coal cost standard. The Company also has an opportunity to earn a return on its investment in the mine through the cost of coal during the period of the system-wide coal cost standard, including extensions. At December 31, 1994, the Company's net investment in the mine was $18.9 million. The estimated liability, including final site reclamation, mine water treatment and certain labor liabilities, for mine closing is $33 million and the Company has recorded a liability in the consolidated balance sheet of approximately $12.8 million toward these costs.

Property Held for Future Use
------------------------------------------------------------------------------

In 1986, the PUC approved the Company's request to remove the Phillips and most of the Brunot Island (BI) power stations from service and place them in cold reserve. The Company expects to recover its net investment in these plants through future electricity sales. Phillips and BI represent licensed, certified, clean sources of electricity that will be necessary to meet expanding opportunities in the bulk power markets. The Company believes that anticipated growth in peak load demand for electricity within its service territory will require additional peaking generation. The Company looks to BI to meet this need. The Phillips power plant is an important component in the Company's strategy to identify and serve opportunities for providing bulk power service. With recent legislation permitting wider transmission access to bulk power markets and with the opportunity to package a sale of power from Phillips with the support of the Company's system, the Phillips plant can be made a highly reliable, cost-competitive alternative for most purchasers. In summary, the Company believes its investment in these cold-reserved plants will be necessary in order to meet future business needs. If business opportunities do not develop as expected, the Company will consider the sale of these assets. In the event that market demand, transmission access or rate recovery do not support the utilization or sale of the plants, the Company may have to write off part or all of their costs. At December 31, 1994, the Company's net investment in Phillips and BI was $93.0 million and $42.0 million, respectively.

G. Short Term
Borrowing and
Revolving Credit
Arrangements

At December 31, 1994, the Company had two extendible revolving credit agreements including a $100 million arrangement expiring August 1995, and a $150 million arrangement expiring October 1995. Interest rates vary, in accordance with the option selected at the time of each borrowing. Various borrowing options are available under the credit agreements including prime, federal funds, Eurodollar or certificate of deposit rates. Commitment fees are based on the unborrowed amount of the commitments. Both arrangements contain two year repayment periods for any amounts outstanding at the expiration of the revolving credit periods.

There were no short-term borrowings during 1992. During 1994 and 1993, the maximum short-term bank and commercial paper borrowings outstanding were $60 million and $36 million; the average daily short-term borrowings outstanding were $36.8 million and $9.9 million; and the weighted average daily interest rates applied to such borrowings were 5.17 percent and 3.91 percent, respectively. At December 31, 1994 and 1993, short-term borrowings were $60 million and $36 million.

H. Income Taxes
----------------------------------------------------------------------------

The annual federal corporate income tax returns have been audited by the Internal Revenue Service (IRS) for the tax years through 1989. Returns filed for the tax years 1990 to date remain subject to IRS review. The Company does not believe that final settlement of the federal income tax returns for these years will have a materially adverse effect on its financial position or results of operations. The effects of the 1993 adoption of SFAS No. 109 are discussed in Note A. Implementation of the standard involved a change in accounting principle. The cumulative effect of $8 million on prior years was reported in 1993 as an increase in net income. The SFAS No. 109 impact on 1993 income before cumulative effect of changes in accounting principles is immaterial.

Deferred Tax Liabilities
------------------------------------------------------------------------------------------
                                                                     1994            1993
                                                         (Amounts in Thousands of Dollars)
------------------------------------------------------------------------------------------
At December 31, deferred tax assets (liabilities) were:
   Investment tax credits unamortized                          $    43,257     $    45,351
   Gain on sale/leaseback of Beaver Valley Unit 2                   64,124          67,119
   Tax benefit _ leasehold investment                               61,667              --
   Other                                                            63,058           57,690
-------------------------------------------------------------------------------------------
   Deferred tax assets                                             243,106          170,160
-------------------------------------------------------------------------------------------
   Property depreciation                                          (773,291)        (855,560)
   Regulatory asset                                               (149,815)        (199,344)
   Loss on reacquired debt unamortized                             (38,066)         (40,933)
   Other                                                          (240,882)        (243,471)
-------------------------------------------------------------------------------------------
   Deferred tax liabilities (1,213,054) (1,339,308)
-------------------------------------------------------------------------------------------
       Net Deferred Tax Liabilities                            $  (969,948)     $(1,169,148)
===========================================================================================


Income Taxes
-------------------------------------------------------------------------------------------
                                                             1994       1993        1992
                                                         (Amounts in Thousands of Dollars)
-------------------------------------------------------------------------------------------
Currently payable:       Federal                            $ 79,908   $ 82,803    $ 80,400
                         State                                33,407     36,755      30,858
Deferred _ net:          Federal                             (28,914)   (27,017)      7,023
                         State                               (73,227)    (8,907)     (3,373)
Investment tax credits deferred _ net                         (5,982)    (6,006)     (5,968)
-------------------------------------------------------------------------------------------
       Income Taxes                                          $ 9,479   $ 77,628    $108,940
===========================================================================================

Total income taxes differ from the amount computed by applying the statutory federal income tax rate to income before income taxes, preferred and preference dividends of subsidiaries and before the cumulative effect of changes in accounting principles.


Income Tax Expense Reconciliation
-------------------------------------------------------------------------------------------
                                                             1994       1993        1992
                                                         (Amounts in Thousands of Dollars)
-------------------------------------------------------------------------------------------
Computed federal income tax at statutory rate              $ 90,821   $ 79,790     $88,355
Increase (decrease) in taxes resulting from:
  Tax audit settlement                                           --    (15,000)         --
  State income taxes, net of federal income tax benefit     (25,883)    18,101      18,140
  Amortization of deferred investment tax credits            (5,982)    (6,006)     (5,969)
  Adjustment to regulatory receivable, net of federal tax    56,680         --          --
  Revenue requirement adjustment to regulatory taxes        (12,178)        --          --
  Other                                                        (309)        743      8,414
-------------------------------------------------------------------------------------------
       Total Income Tax Expense                            $ 96,679    $ 77,628   $108,940
===========================================================================================

Sources of Deferred Tax Expense
-------------------------------------------------------------------------------------------
                                                                                   1992
                                                         (Amounts in Thousands of Dollars)
-------------------------------------------------------------------------------------------
Sources of income taxes deferred and the related tax effects were:
   Excess of tax depreciation                                                    $ 25,188
   Deferred revenues recovered for book purposes                                  (30,702)
   Allowance for uncollectible accounts                                             9,760
   Fuel costs                                                                     (10,820)
   Loss on early retirement of debt                                                20,999
   Other _ net                                                                    (10,775)
-------------------------------------------------------------------------------------------
       Total Deferred Income Tax Expense                                         $  3,650
===========================================================================================

I. Leases

The Company leases nuclear fuel, a portion of a nuclear generating plant, certain office buildings, computer equipment and other property and equipment.


Capital Leases at December 31
-------------------------------------------------------------------------------------------
                                                                        1993        1992
                                                         (Amounts in Thousands of Dollars)
-------------------------------------------------------------------------------------------
Nuclear fuel                                                          $139,763    $136,755
Electric plant                                                          22,969      41,045
-------------------------------------------------------------------------------------------
       Total                                                           162,732     177,800
Less accumulated amortization                                          (91,376)    (84,717)
-------------------------------------------------------------------------------------------
       Property Held Under Capital Leases _ Net (a)                   $ 71,356    $093,083
===========================================================================================

(a) Includes $3,201 in 1994 and $3,492 in 1993 of capital leases with associated obligations retired.

In 1987, the Company sold its 13.74 percent interest in Beaver Valley Unit 2; the sale was exclusive of transmission and common facilities. The total sales price of $537.9 million was the appraised value of the Company's interest in the property. The Company leased back its interest in the unit for a term of 29.5 years. The lease provides for semiannual payments and is accounted for as an operating lease. The Company is responsible under the terms of the lease for all costs of its interest in the unit. In December 1992, the Company participated in the refinancing of collateralized lease bonds to take advantage of lower interest rates and reduce the annual lease payments. The bonds were originally issued in 1987 for the purpose of partially financing the lease of Beaver Valley Unit 2. In accordance with the Beaver Valley Unit 2 lease agreement, the Company paid the premiums of approximately $36.4 million as a supplemental deferred rent payment to the lessors. This amount was deferred and is being amortized over the remaining lease term. At December 31, 1994, the deferred balance was approximately $33.4 million.

Leased nuclear fuel is amortized as the fuel is burned. The amortization of all other leased property is based on rental payments made. Payments for capital and operating leases are charged to operating expenses on the statement of consolidated income.




Summary of Rental Payments
-------------------------------------------------------------------------------------------
                                                             1994       1993        1992
                                                         (Amounts in Thousands of Dollars)
-------------------------------------------------------------------------------------------
Operating leases                                           $56,437    $57,398     $ 64,986
Amortization of capital leases                              33,596     28,758       43,119
Interest on capital leases                                   4,996      5,382        7,880
-------------------------------------------------------------------------------------------
       Total Rental Payments                               $95,029    $91,538     $115,985
===========================================================================================

Future minimum lease payments for capital leases are related principally to the estimated use of nuclear fuel financed through leasing arrangements and building leases. Minimum payments for operating leases are related principally to Beaver Valley Unit 2 and certain of the corporate offices.


Future Minimum Lease Payments
-------------------------------------------------------------------------------------------

                                                         Operating Leases   Capital Leases
Year Ended December 31,                                   (Amounts in Thousands of Dollars)
-------------------------------------------------------------------------------------------
1995                                                         $  57,391          $ 30,781
1996                                                            57,202            15,305
1997                                                            57,031            12,622
1998                                                            56,921             6,078
1999                                                            56,528             3,733
2000 and thereafter                                            950,385            23,736
-------------------------------------------------------------------------------------------
       Total Minimum Lease Payments                         $1,235,458            92,255
-------------------------------------------------------------------------------------------
Less amount representing interest                                                (25,065)
-------------------------------------------------------------------------------------------
Present value of minimum lease payments for capital leases                      $ 67,190 (a)
===========================================================================================

(a) Includes current obligations of $26.1 million at December 31, 1994.

Future payments due to the Company, as of December 31, 1994, under subleases of certain corporate office space are approximately $1.2 million in 1995, $3.8 million in 1996 and $30 million thereafter.


J. Commitments and
   Contingencies

Construction
------------------------------------------------------------------------------
The Company estimates that it will spend approximately $80 million annually on construction during 1995, 1996 and 1997. These amounts exclude AFC, nuclear fuel, expenditures for possible early replacement of steam generators at the Beaver Valley Station (See ``Nuclear Litigation'' on page 35.) and expenditures for the refurbishment of the cold-reserved units. (See ``Property Held For Future Use'' on page 31.)

Nuclear-Related Matters
------------------------------------------------------------------------------

The Company operates two nuclear units and has an ownership interest in a third. The operation of a nuclear facility involves special risks, potential liabilities and specific regulatory and safety requirements. Specific information about risk management and potential liabilities is discussed below.

Nuclear Decommissioning. The PUC ruled that recovery of the decommissioning costs for Beaver Valley Unit 1 could begin in 1977, and that recovery for Beaver Valley Unit 2 and Perry Unit 1 could begin in 1988. The Company expects to decommission Beaver Valley Unit 2 and Perry Unit 1 following the end of their operating lives, a date that currently coincides with the expiration of each plant's operating license. Upon expiration of the Beaver Valley Unit 1 operating license, the unit will be placed in safe storage until the expiration of the Beaver Valley Unit 2 operating license, at which time the units may be decommissioned together.

Based upon site specific studies finalized in 1992 for Beaver Valley Unit 2, and in 1994 for Beaver Valley Unit 1 and Perry Unit 1, the Company's share of the total estimated decommissioning costs, including removal and decontamination costs, currently being used to determine the Company's cost of service, are $122 million for Beaver Valley Unit 1, $35 million for Beaver Valley Unit 2, and $67 million for Perry Unit 1.

In conjunction with an August 18, 1994 PUC Accounting Order, the Company has increased the annual contribution to its decommissioning trusts by approximately $2 million to bring the total annual funding to approximately $4 million per year. The Company plans to continue making periodic reevaluations of estimated decommissioning costs, to provide additional funding from time to time, and to seek regulatory approval for recognition of these increased funding levels.

Nuclear Insurance. All of the companies with an interest in the Beaver Valley Power Station maintain the maximum available nuclear insurance for the $5.9 billion total investment in Beaver Valley Units 1 and 2. The insurance program provides $2.8 billion for property damage, decommissioning, and decontamination liabilities. Similar property insurance is held by the joint owners of the Perry Plant for their $5.5 billion total investment in Perry Unit 1. The Company would be responsible for its share of any damages in excess of insurance coverage. In addition, if the property damage reserves of Nuclear Electric Insurance Limited
(NEIL), an industry mutual, are inadequate to cover claims arising from an incident at any United States nuclear site covered by that insurer, the Company could be assessed retrospective premiums totaling a maximum of $6.5 million.

The Price-Anderson Amendments to the Atomic Energy Act limit public liability from a single incident at a nuclear plant to $8.9 billion. The Company has purchased $200 million of insurance, the maximum amount available, which provides the first level of financial protection.

Additional protection of $8.3 billion would be provided by an assessment of up to $75.5 million per incident on each nuclear unit in the United States. The Company's maximum total assessment, $56.6 million, which is based upon its ownership interests in nuclear generating stations, would be limited to a maximum of $7.5 million per incident per year. A further surcharge of

5 percent could be levied if the total amount of public claims exceeded the funds provided under the assessment program. Additionally, a state premium tax (typically 3 percent) would be charged on the assessment and surcharge. Finally, the United States Congress could impose other revenue-raising measures on the nuclear industry if funds prove insufficient to pay claims.

The Company carries extra expense insurance; coverage includes the incremental cost of any replacement power purchased (in addition to costs that would have been incurred had the units been operating) and other incidental expense after the occurrence of certain types of accidents at its nuclear units. The amounts of the coverage are 100 percent of the estimated extra expense per week during the 52-week period starting 21 weeks after an accident and 80 percent of such estimate per week for the following 104 weeks. The amount and duration of actual extra expense could substantially exceed insurance coverage.

Nuclear Litigation. In 1991, Pennsylvania Power Company, Ohio Edison Company, Cleveland Electric Illuminating Company, Toledo Edison Company and the Company were joined in the litigation against Westinghouse Electric Corporation (Westinghouse) in the United States District Court for the Western District of Pennsylvania. In the suit, the owners allege that six steam generators supplied by Westinghouse for Beaver Valley Units 1 and 2 contain serious design defects in particular defects causing tube corrosion and cracking.

Steam generator maintenance costs have increased as a result of these defects and are likely to continue increasing. The condition of the steam generators is being monitored closely. Replacement of the Beaver Valley Unit 1 steam generator defective components may occur as early as 1997. While the Company has not yet completed a detailed, site-specific study, replacement cost per unit is estimated to be approximately $125 million. Other utilities with similar units have replaced steam generators at comparable costs. To date, twelve additional lawsuits have been brought by other utility companies around the country against Westinghouse for similar problems with Westinghouse steam generators. A jury trial began September 12, 1994 in Federal District Court in Western Pennsylvania.

On October 24, 1994, the Court dismissed four of the five claims against Westinghouse, leaving only the fraud claim. On December 6, 1994, the jury rendered a verdict in favor of Westinghouse on the fraud count. On January 5, 1995, the owners of the Beaver Valley plant appealed the decision to the United States Court of Appeals for the Third Circuit. The Company cannot predict the outcome of this litigation; however, the Company does not believe that resolution will have a materially adverse effect on its financial position or results of operations. The Company's percentage interests (ownership and leasehold) in Beaver Valley Unit 1 and in Beaver Valley Unit 2 are 47.5 percent and 13.74 percent, respectively. The remainder of Beaver Valley Unit 1 is owned by Ohio Edison Company and Pennsylvania Power Company.

The remaining interest in Beaver Valley Unit 2 is held by Ohio Edison Company, Cleveland Electric Illuminating Company and Toledo Edison Company. The Company operates both units on behalf of these owners.

Spent Nuclear Fuel Disposal. Under the Nuclear Waste Policy Act of 1982, which establishes a policy for handling and disposing of spent nuclear fuel and requires the establishment of a final repository to accept spent fuel, contracts for jointly owned nuclear plants have been entered into with the Department of Energy (DOE) for permanent disposal of spent nuclear fuel and high-level radioactive waste. The DOE has indicated that the repository will not be available for acceptance of spent fuel before 2010. Existing on-site spent fuel storage capacities at Beaver Valley 1, Beaver Valley 2 and Perry are expected to be sufficient until 2014, 2010, and 2009, respectively. During 1994, the Company increased the storage capacity at Beaver Valley 1 by equipping the spent fuel pool with high density fuel storage racks.

Uranium Enrichment Decontamination and Decommissioning Fund. Nuclear reactor licensees in the United States are assessed annually for the decontamination and decommissioning of DOE enrichment facilities. Assessments are based on the amount of uranium a utility had processed for enrichment prior to enactment of the National Energy Policy Act of 1992 (energy act) and are to be paid by such utilities over a 15-year period. At December 31, 1994, the Company's liability for contributions is approximately $9.9 million. Contributions when made are recovered through the ECR.

Guarantees
------------------------------------------------------------------------------
The Company and the other co-owners have guaranteed certain debt and lease obligations related to a coal supply contract for the Bruce Mansfield plant. At December 31, 1994, the Company's share of these guarantees was $30.3 million. The prices paid for the coal by the companies under this contract are expected to be sufficient to meet debt and lease obligations to be satisfied in the year 2000. (See Note F.) The minimum future payments to be made by Duquesne solely in relation to these obligations are $6.6 million in 1995, $6.2 million in 1996, $5.9 million in 1997, $5.6 million in 1998, $5.3 million in 1999, and $4.2 million in 2000. The Company's total payments for coal purchased under the contract were $23.3 million in 1994, $26.5 million in 1993 and $25.2 million in 1992.

Residual Waste Management Regulations
------------------------------------------------------------------------------
In 1992, the Pennsylvania Department of Environmental Resources (DER) issued Residual Waste Management Regulations governing the generation and management of non-hazardous waste. The Company is currently conducting tests and developing compliance strategies. Capital compliance costs are estimated, on the basis of information currently available, at $5 million in 1995. The expected additional capital cost of compliance through 2000 is estimated based on current information to be approximately $25 million; this estimate is subject to the results of continuing ground water assessments and DER final approval of compliance plans.

Other
------------------------------------------------------------------------------
The Company is involved in various other legal proceedings and environmental matters. The Company believes that such proceedings and matters, in total, will not have a materially adverse effect on its financial position or results of operations.

K. Long-Term Debt

During 1992, the Company began issuing secured debt under a new first collateral trust indenture. This indenture will ultimately replace Duquesne's 1947 first mortgage bond indenture. First collateral trust bonds totaling $695 million with an average interest rate of 6.58 percent were issued in 1993.

The pollution control notes arise from the sale of bonds by public authorities for the purposes of financing construction of pollution control facilities at the Company's plants or refunding previously issued bonds.

The Company is obligated to pay the principal and interest on the bonds. For certain of the pollution control notes, there is an annual commitment fee for an irrevocable letter of credit.

Under certain circumstances, the letter of credit is available for the payment of interest on, or redemption of, a portion of the notes. In late 1994, pollution control notes totaling $114.1million with an average interest rate of
10.34 percent were refinanced at lower adjustable interest rates.

Long-Term Debt at December 31
------------------------------------------------------------------------------------------------------------
                                                                             Principal Outstanding
                                                Interest                (Amounts In Thousands of Dollars)
                                                  Rate            Maturity            1994              1993
------------------------------------------------------------------------------------------------------------
First collateral trust bonds (a)               4.75%-8.75%       1996-2025       $0,950,400       $0,950,400
First mortgage bonds (b)                           8.25%            1995                 --           49,000
Pollution control notes (c)                         (d)          2003-2030          417,051          416,266
Sinking fund debentures (e)                          5%             2010              5,817            6,042
Miscellaneous                                                                         8,833              509
Less unamortized debt discount
and premium -- net                                                                   (4,490)          (5,219)
------------------------------------------------------------------------------------------------------------
Total Long-Term Debt                                                             $1,377,611       $1,416,998
============================================================================================================

(a) Excludes $9.6 million related to sinking fund requirements on the underlying first mortgage bonds.
(b) Excludes $49.0 million related to a current maturity on June 1, 1995.
(c) Excludes $0.9 million related to sinking fund requirements on the underlying first mortgage bonds.
(d) The pollution control notes have adjustable interest rates. The interest rates at year-end averaged 4.3% in 1994 and 2.6% in 1993.
(e) As of January 1995, the sinking fund requirement for 1995 had been met and the requirements for 1996 had been partially satisfied.

At December 31, 1994, sinking fund requirements and maturities of long-term debt outstanding for the next five years were: $10.5 million and $49.1 million in 1995; $11.0 million and $50.1 million in 1996; $10.7 million and $50.0 million in 1997; $9.9 million and $75.0 million in 1998; and $9.9 million and $75.0 million in 1999.

Sinking fund requirements relate primarily to the first mortgage bonds and may be satisfied by cash or the certification of property additions equal to 166O percent of the bonds required to be redeemed. During 1994, annual sinking fund requirements of $.5 million were satisfied by cash and $10.9 million by certification of property additions.

Total interest costs incurred were $110.7 million in 1994, $118.1 million in 1993 and $133.9 million in 1992. Of these amounts, $2.0 million in 1994, $2.0 million in 1993 and $4.7 million in 1992 were capitalized as AFC. Debt discount or premium and related issuance expenses are amortized over the lives of the applicable issues.

In 1992, the Company was involved in the issuance of $419.0 million of collateralized lease bonds, which were originally issued by an unaffiliated corporation for the purpose of partially financing the lease of Beaver Valley Unit 2. The Company is also associated with a letter of credit securing the lessors' equity interest in the unit and certain tax benefits. During 1994, the Company's Beaver Valley Unit 2 lease arrangement was amended to reflect an increase in federal income tax rates. At the same time, the associated letter of credit securing the lessor's equity interest in the unit was increased from $188 million to $194 million and the term of the letter of credit was extended to 1999. If certain specified events occur, the letter of credit could be drawn down by the owners, the leases could terminate and the bonds would become direct obligations of the Company. At December 31, 1994 and 1993, the Company was in compliance with all of its debt covenants.

At December 31, 1994, the fair value of the Company's long-term debt, including current maturities and sinking fund requirements, estimated on the basis of quoted market prices for the same or similar issues or current rates offered to the Company for debt of the same remaining maturities, was $1,353.3 million. The principal amount included in the Company's balance sheet is $1,441.6 million.

L. Preferred and
   Preference Stock of
   Subsidiaries

Holders of Duquesne's preferred stock are entitled to cumulative quarterly dividends. If four quarterly dividends on any series of preferred stock are in arrears, holders of the preferred stock are entitled to elect a majority of Duquesne's board of directors until all dividends have been paid. At December 31, 1994, Duquesne had made all preferred stock dividend payments. Holders of Duquesne's preference stock are entitled to receive cumulative quarterly dividends if dividends on all series of preferred stock are paid. If six quarterly dividends on any series of preference stock are in arrears, holders of the preference stock are entitled to elect two of Duquesne's directors until all dividends have been paid. At December 31, 1994, the Company had made all dividend payments.

Outstanding preferred and preference stock is generally callable, on notice of not less than thirty days, at stated prices plus accrued dividends. On January 14, 1994, Duquesne called for redemption all of its outstanding shares of $2.10 and $7.50 preference stock. None of the remaining preferred or preference stock issues has mandatory purchase requirements.


Preferred and Preference Stock of Subsidiaries at December 31
----------------------------------------------------------------------------------------------------------
                                                             (Shares and Amounts in Thousands)
                                                ----------------------------------------------------------
                                 Call Price          1994                  1993                 1992
                                  Per Share     ----------------     ----------------     ----------------
                                                Shares    Amount     Shares    Amount     Shares    Amount
----------------------------------------------------------------------------------------------------------
Preferred Stock Series: (a)
3.75% (b) (c)                    $ 51.00        148       $  7,407    148      $  7,407    148    $  7,407
4.00% (b) (c)                      51.50        550         27,486    550        27,486    550      27,486
4.10% (b) (c)                      51.75        120          6,012    120         6,012    120       6,012
4.15% (b) (c)                      51.73        132          6,643    132         6,643    132       6,643
4.20% (b) (c)                      51.71        100          5,021    100         5,021    10        5,021
$2.10 (b) (c)                      51.84        159          8,039    159         8,039    159       8,039
$7.20 (c) (d)                     101.00        298         29,732    319        31,915    319      31,915
----------------------------------------------------------------------------------------------------------
  Total Preferred Stock                       1,507         90,340  1,528        92,523  1,528      92,523
----------------------------------------------------------------------------------------------------------
Preference Stock Series: (f)
$2.10 (c) (g)                         --         --             --   1,175       29,383  1,175      29,383
----------------------------------------------------------------------------------------------------------
$7.50 (d) (e)                         --         --             --      84        8,392     86       8,579
Plan Series A (c) (h)              37.46        841         29,857     844       29,956    845      29,995
----------------------------------------------------------------------------------------------------------
  Total Preference Stock                        841         29,857   2,103       67,731  2,106      67,957
----------------------------------------------------------------------------------------------------------
Deferred ESOP benefit                                      (24,852)             (27,126)           (28,471)
----------------------------------------------------------------------------------------------------------
  Total Preferred and
 Preference Stock                                         $ 95,345             $133,128           $132,009
==========================================================================================================

(a) Preferred stock: 4,000,000 authorized shares; $50 par value;
    cumulative
(b) $50 per share involuntary liquidation value $1 par value; cumulative
(c) Non-redeemable
(d) $100 per share involuntary liquidation value involuntary liquidation value
(e) Redeemable
(f) Preference stock: 8,000,000 authorized shares;
(g) $25 per share involuntary liquidation value
(h) $35.50 per share

In December 1991, the Company established an Employee Stock Ownership Plan
(ESOP) to provide matching contributions for a 401(k) Retirement Savings Plan for Management Employees. (See Note N.) The Company issued and sold 845,070 shares of preference stock, plan series A to the trustee of the ESOP. As consideration for the stock, the Company received a note valued at $30 million from the trustee. The preference stock has an annual dividend rate of $2.80 per share, and each share of the preference stock is exchangeable for one share of DQE common stock. At December 31, 1994, $24.9 million of preference stock issued in connection with the establishment of the ESOP had been offset, for financial statement purposes, by the recognition of a deferred ESOP benefit. Dividends on the preference stock and cash contributions from the Company will be used to repay the ESOP note. The Company made cash contributions of approximately $2.3 million for 1994, $2.1 million for 1993, and $4.9 million for 1992. These cash contributions were the difference between the ESOP debt service and the amount of dividends on ESOP shares (approximately $2.4 million in 1994, $2.3 million in 1993 and $2.5 million in 1992). As shares of preference stock are allocated to the accounts of participants in the ESOP, the Company recognizes compensation expense, and the amount of the deferred compensation benefit is amortized. The Company recognized compensation expense related to the 401(k) plan of $1.8 million in 1994, $1.7 million in 1993, and $1.5 million in 1992.

M. Common Stock

The Company or its predecessor, Duquesne, has continuously paid dividends on common stock since 1953. The quarterly dividend declared in the fourth quarter of 1994 was increased to $.44 per share. This annualized dividend of $1.76 per share was increased from $1.68 per share in 1993. The annualized dividend per share was $1.60 in 1992 and $1.52 in 1991.

An amendment to the Restated Articles of DQE changing the Company's Common Stock from stock with a par value of $1.00 per share to stock having no par value, was approved by stockholders at the Annual Meeting of Stockholders of DQE on April 20, 1994.

Dividends may be paid on DQE common stock to the extent permitted by law and as declared by the board of directors. However, in Duquesne's Restated Articles of incorporation, provisions relating to preferred and preference stock may restrict the payment of Duquesne's common dividends. No dividends or distributions may be made on Duquesne's common stock if Duquesne has not paid dividends or sinking fund obligations on its preferred or preference stock. Further, the aggregate amount of Duquesne's common stock dividend payments or distributions may not exceed certain percentages of net income if the ratio of common shareholders' equity to total capitalization is less than specified percentages. As all of Duquesne's common stock is owned by DQE, to the extent that Duquesne cannot pay common dividends, DQE may not be able to pay dividends to its common shareholders. No part of the retained earnings of DQE or any of its subsidiaries was restricted at December 31, 1994.


Changes in the Number of Shares of Common Stock Outstanding
----------------------------------------------------------------------------------------------------------
                                                             1994                1993                 1992
                                                                   (Amounts in Thousands of Shares)
----------------------------------------------------------------------------------------------------------
Outstanding as of January 1                                53,012              52,950               52,905
Reissuance from treasury stock                                 77                  62                   45
Repurchase of common stock                                   (783)                 --                   --
----------------------------------------------------------------------------------------------------------
  Outstanding as of December 31                            52,306              53,012               52,950
==========================================================================================================

N. Employee Benefits

Retirement Plans
---------------------------------------------------------------------------

The Company maintains retirement plans to provide pensions for all full-time employees. Upon retirement, an employee receives a monthly pension based on his or her length of service and compensation. The cost of funding the pension plan is determined by the unit credit actuarial cost method. The Company's policy is to record this cost as an expense and to fund the pension plans by an amount that is at least equal to the minimum funding requirements of the Employee Retirement Income Security Act (ERISA) but not to exceed the maximum tax deductible amount for the year. Pension costs charged to expense or construction were $8.9 million for 1994, $9.8 million for 1993 and $11.4 million for 1992.


Funded Status of the Retirement Plans and Amounts Recognized on the
Consolidated Balance Sheet of DQE at December 31
---------------------------------------------------------------------------------------------------------
                                                                              1994                   1993
                                                                         (Amounts in Thousands of Dollars)
---------------------------------------------------------------------------------------------------------
Actuarial present value of benefits rendered to date:
Vested benefits                                                           $314,933               $321,249
Non-vested benefits                                                         17,282                 16,826
---------------------------------------------------------------------------------------------------------
Accumulated benefit obligations based on
compensation to date                                                       332,215                338,075
Additional benefits based on estimated future salary levels                 59,318                 74,718
---------------------------------------------------------------------------------------------------------
Projected benefit obligation                                               391,533                412,793
Fair market value of plan assets                                           412,724                434,384
---------------------------------------------------------------------------------------------------------
Projected benefit obligation under plan assets                            $ 21,191               $ 21,591
---------------------------------------------------------------------------------------------------------
Unrecognized net gain                                                     $ 95,691               $ 80,411
Unrecognized prior service cost                                            (30,365)               (21,449)
Unrecognized net transition liability                                      (17,477)               (19,289)
Net pension liability per balance sheet                                    (26,658)               (18,082)
---------------------------------------------------------------------------------------------------------
   Total                                                                  $ 21,191               $ 21,591
=========================================================================================================
Assumed rate of return on plan assets                                        8.00%                  8.00%
---------------------------------------------------------------------------------------------------------
Discount rate used to determine projected benefit
obligation                                                                   8.00%                  7.00%
---------------------------------------------------------------------------------------------------------
Assumed change in compensation levels                                        5.50%                  5.25%
---------------------------------------------------------------------------------------------------------
Pension assets consist primarily of common stocks, United States obligations and corporate debt securities.


Components of Net Pension Cost
---------------------------------------------------------------------------------------------------------

                                                     1994                     1994                   1993
                                                                         (Amounts in Thousands of Dollars)
---------------------------------------------------------------------------------------------------------
Service cost (Benefits earned during the year)   $ 12,482                $ 11,657                $ 11,397
Interest on projected benefit obligation           28,221                  27,423                  26,390
Return on plan assets                               1,967                 (41,725)                (26,736)
Net amortization and deferrals                    (33,783)                 12,454                     325
---------------------------------------------------------------------------------------------------------
   Net Pension Cost                              $  8,887                $  9,809                $ 11,376
=========================================================================================================

Retirement Savings Plan and Other Benefit Options
-------------------------------------------------------------------------------
The Company sponsors separate 401(k) retirement plans for its union-represented, International Brotherhood of Electrical Workers (IBEW), employees and its management employees.

The 401(k) Retirement Savings Plan for Management Employees provides that the Company will match employee contributions to a 401(k) account up to a maximum of 6 percent of his or her eligible salary. The Company match consists of a $.25 base match per eligible contribution dollar and an additional $.25 incentive match per eligible contribution dollar, if Board-approved targets are achieved. The 1994 incentive target was accomplished. The Company is funding its matching contributions to the 401(k) Retirement Savings Plan for Management Employees with payments to an ESOP established in December 1991. (See Note L.)

The 401(k) Retirement Savings Plan for IBEW Represented Employees provides that beginning in 1995, the Company will match employee contributions to a 401(k) account up to a maximum of 4 percent of his or her eligible salary. The Company match consists of a $.25 base match per eligible contribution dollar and an additional $.25 incentive match per eligible contribution dollar, if certain Non-Occupational Illness and Injury targets are met.

DQE shareholders have approved a long-term incentive plan through which the Company may grant management employees options to purchase, during the years 1987 through 2003, up to a total of five million shares of DQE common stock at prices equal to the fair market value of such stock on the dates the options were granted. At December 31, 1994, approximately 2.3 million of these shares were available for future grants.

As of December 31, 1994, 1993 and 1992, respectively, active grants totaled 1,412,000; 1,175,000; and 848,000 shares. Exercise prices of these options ranged from $12.3125 to $34.625 at December 31, 1994 and December 31, 1993 and from $12.3125 to $28.75 at December 31, 1992. Expiration dates of these grants ranged from 1997 to 2004 at December 31, 1994; from 1997 to 2003 at December 31, 1993; and from 1997 to 2002 at December 31, 1992. As of December 31, 1994, 1993
and 1992, respectively, stock appreciation rights (SARs) had been granted in connection with 793,000; 795,000; and 623,000 of the options outstanding. During 1994, 836,000 SARs were exercised; 226,000 options were exercised at prices ranging from $12.3125 to $28.375; and 187,000 options lapsed. During 1993, 748,000 SARs were exercised; 151,000 options were exercised at prices ranging from $12.3125 to $28.375; and 152,000 options lapsed. During 1992, 108,000 SARs were exercised; 50,000 options were exercised at prices ranging from $12.3125 to $26.375; and 59,000 options lapsed. Of the active grants at December 31, 1994, 1993 and 1992, respectively, 612,000; 578,000; and 232,000 were not exercisable.

Other Postretirement Benefits
--------------------------------------------------------------------------------

In addition to pension benefits, the Company provides certain health care benefits and life insurance for some retired employees. Substantially all of the Company's full-time employees may, upon attaining the age of 55 and meeting certain service requirements, become eligible for the same benefits available to retired employees. Participating retirees make contributions, which are adjusted annually, to the health care plan. The life insurance plan is non-contributory. Company-provided health care benefits terminate when covered individuals become eligible for Medicare benefits or reach age 65, whichever comes first. The Company funds actual expenditures for obligations under the plans on a "pay-as-you-go basis." The Company has the right to modify or terminate the plans. As of January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, which requires the actuarially determined costs of the aforementioned postretirement benefits to be accrued over the period from the date of hire until the date the employee becomes fully eligible for benefits. The Company has adopted the new standard prospectively and has elected to amortize the transition liability over 20 years.


Components of Postretirement Cost
---------------------------------------------------------------------------------------------------------
                                                                              1994                   1993
                                                                         (Amounts in Thousands of Dollars)
---------------------------------------------------------------------------------------------------------
Service cost (Benefits earned during the period)                            $1,631                 $1,779
Interest cost on accumulated benefit obligation                              2,294                  2,497
Amortization of the transition obligation over twenty years                  1,700                  1,700
---------------------------------------------------------------------------------------------------------
  Total Postretirement Cost                                                 $5,625                 $5,976
=========================================================================================================

The accumulated postretirement benefit obligation comprises the present value of the estimated future benefits payable to current retirees and a pro rata portion of estimated benefits payable to active employees after retirement.


Funded Status of Postretirement Plan and Amounts Recognized on the
Consolidated Balance Sheet of DQE at December 31
---------------------------------------------------------------------------------------------------------
                                                                              1994                   1993
                                                                         (Amounts in Thousands of Dollars)
---------------------------------------------------------------------------------------------------------
Actuarial present value of benefits:
  Retirees                                                                $  6,292               $  4,830
  Fully eligible active plan participants                                    3,074                  3,482
  Other active plan participants                                            20,543                 24,170
---------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation                               29,909                 32,482
Fair market value of plan assets                                                --                     --
---------------------------------------------------------------------------------------------------------
Accumulated benefit obligation in excess of plan assets                   $(29,909)              $(32,482)
=========================================================================================================
Unrecognized net loss                                                     $  9,481               $   (122)
Unrecognized prior service cost                                                 --                  4,383
Unrecognized net transition liability                                      (30,598)               (32,296)
Postretirement liability per balance sheet                                  (8,792)                (4,447)
---------------------------------------------------------------------------------------------------------
   Total                                                                  $(29,909)              $(32,482)
=========================================================================================================
Discount rate used to determine projected benefit obligation                 8.00%                  7.00%
---------------------------------------------------------------------------------------------------------
Health care cost trend rates:
  For year beginning January 1                                               8.60%                 10.50%
  Ultimate rate                                                              6.50%                  5.50%
  Year ultimate rate is reached                                              1999                   1999
---------------------------------------------------------------------------------------------------------
Effect of a one percent increase in health care cost trend rates:
  On accumulated projected benefit obligation                             $  3,137               $  4,000
  On aggregate of annual service and interest costs                       $    465               $    600
---------------------------------------------------------------------------------------------------------

O. Quarterly
   Financial
   Information
   (Unaudited)

Summary of Selected Quarterly Financial Data (thousands of dollars, except per share amounts)
---------------------------------------------------------------------------------------------------------
[The quarterly data reflect seasonal weather variations in the Company's service territory.]
---------------------------------------------------------------------------------------------------------
1994                                        First Quarter  Second Quarter  Third Quarter   Fourth Quarter
---------------------------------------------------------------------------------------------------------
Operating Revenues                               $309,993        $296,574       $338,288         $290,774
Operating Income                                   81,969          72,042        101,159           64,841
Net Income                                         37,296          33,029         48,592           37,899
Earnings Per Share                                    .70             .63            .92              .73
Stock Price:
  High                                             34 1/2          32 7/8             31           30 1/4
  Low                                              30 3/4          28 5/8         27 5/8           27 3/4
---------------------------------------------------------------------------------------------------------
1993 (a)(b)
---------------------------------------------------------------------------------------------------------
Operating Revenues                               $285,082        $281,798       $334,848         $298,727
Operating Income                                   76,376          76,792         86,504           70,667
Income Before Cumulative Effect on Prior
  Years of Changes in Accounting Principles        31,839          33,017         48,294           28,257
Net Income                                         34,414          33,017         48,294           28,257
Earnings Per Share                                    .65             .62            .91              .54
Stock Price:
  High                                             36 3/8              36             37           36 7/8
  Low                                              31 3/8          32 3/4         34 5/8               32
=========================================================================================================

(a) Fourth quarter 1993 results included the effects of a $15.2 million charge for the write-off of the Company's investment in an abandoned transmission line project and a $14.6 million reduction of taxes other than income as a result of a favorable resolution of tax assessments.

(b) Restated to conform with presentations adopted during 1994.


Selected Financial Data
---------------------------------------------------------------------------------------------------------
Amounts in Thousands of Dollars          1994        1993        1992        1991        1990        1989
---------------------------------------------------------------------------------------------------------
Selected Income Statement Items
Operating Revenues:
  Customers                        $1,115,987  $1,186,779  $1,152,835  $1,184,779  $1,050,702  $  954,570
  Phase-in deferrals                  (28,810)   (100,315)    (98,201)    (78,344)     10,784)     96,287)
  Utilities                            58,295      50,669      72,440      58,903      48,543      49,949
  Other                                90,157      63,322      36,748      37,715      30,504      24,682
---------------------------------------------------------------------------------------------------------
   Total Operating Revenues         1,235,629   1,200,455   1,163,822   1,203,053   1,140,533   1,125,488
---------------------------------------------------------------------------------------------------------
Operating Expenses:
  Fuel and purchased power            243,905     237,731     239,230     254,019     228,993     221,928
  Other operating & maintenance       421,708     426,977     368,921     393,100     390,231     373,658
  Depreciation and amortization       160,531     152,282     128,730     119,264     122,250     119,376
  Taxes other than income taxes        89,474      73,126      85,733      95,176      81,255      92,919
---------------------------------------------------------------------------------------------------------
   Total Operating Expenses           915,618     890,116     822,614     861,559     822,729     807,881
---------------------------------------------------------------------------------------------------------
Operating Income                      320,011     310,339     341,208     341,494     317,804     317,607
Other Income                           43,486      28,102      41,533      35,566      45,976      35,823
Interest and Other Charges            110,002     119,406     132,283     141,654     157,313     165,009
Income Taxes                           96,679      77,628     108,940     101,841      84,795      75,419
Changes in Accounting Principles           --       2,575          --          --          --          --
---------------------------------------------------------------------------------------------------------
   Net Income                      $1,156,816  $  143,982  $  141,518   $  133,565  $  121,672 $  113,002
=========================================================================================================
Earnings Per Share                      $2.98       $2.72       $2.67        $2.50       $2.24      $2.03
=========================================================================================================
Selected Balance Sheet Items
Property, plant & equipment--net   $3,139,541  $3,168,240  $3,036,509   $3,052,834  $3,048,388 $3,057,079
Total assets                       $4,427,005  $4,550,378  $3,778,335   $3,851,318  $3,833,842 $3,832,638
Capitalization:
  Common shareholders' equity      $1,276,710  $1,230,583  $1,171,460   $1,111,121  $1,079,141 $1,066,190
  Preferred and preference stock       95,345     133,128     132,009      137,343     189,093    219,991
  Long-term debt                    1,377,611   1,416,998   1,413,001    1,420,726   1,501,295  1,540,329
---------------------------------------------------------------------------------------------------------
   Total Capitalization            $2,749,666  $2,780,709  $2,716,470   $2,669,190  $2,769,529 $2,826,510
=========================================================================================================
Capitalization Ratios
Common shareholders' equity             46.4%       44.2%       43.1%        41.6%       39.0%      37.7%
Preferred and preference stock           3.5%        4.8%        4.9%         5.2%        6.8%       7.8%
Long-term debt                          50.1%       51.0%       52.0%        53.2%       54.2%      54.5%
---------------------------------------------------------------------------------------------------------
   Total Capitalization                100.0%      100.0%      100.0%       100.0%      100.0%     100.0%
=========================================================================================================
Ratio of Earnings to Fixed Charges
 (pre-tax)                              2.59%       2.28%       2.23%        2.09%       1.89%      1.78%
Selected Common Stock Information
Shares Outstanding (In thousands):
  Year-end                             52,306      53,012      52,950        52,905     53,759     55,340
  Average                              52,697      52,979      52,913        53,391     54,432     55,790
Dividends declared (In thousands)     $89,348     $86,089     $81,491       $78,040    $74,972    $72,397
Dividends paid per share                $1.68       $1.60       $1.52         $1.44      $1.36      $1.28
Dividend payout ratio                   56.4%       58.8%       56.9%         57.6%      60.7%      63.1%
Price earnings ratio at year-end         9.9%       12.7%       12.1%         12.3%      11.1%      11.8%
Dividend yield at year-end               5.7%        4.6%        5.0%          5.0%       5.8%       5.7%
Return on average common equity         12.5%       12.0%       12.4%         12.2%      11.3%      10.6%
=========================================================================================================


Selected Operating Data
---------------------------------------------------------------------------------------------------------
                                         1994        1993        1992        1991        1990        1989
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
Sales of Electricity:
Average annual residential
 kilowatt-hour use                      6,170       6,201       5,901       6,331       5,953       6,060
---------------------------------------------------------------------------------------------------------
Electric energy sales billed
(millions of KWH):
  Residential                           3,219       3,231       3,069       3,285       3,078       3,119
  Commercial                            5,563       5,490       5,358       5,450       5,236       5,145
  Industrial                            3,256       3,046       3,059       3,042       3,296       3,221
  Miscellaneous                            84          84          83          84          84          84
---------------------------------------------------------------------------------------------------------
   Total Sales to Customers            12,122      11,851      11,569      11,861      11,694      11,569
---------------------------------------------------------------------------------------------------------
Sales to other utilities                3,212       2,821       4,060       2,979       1,830       2,100
---------------------------------------------------------------------------------------------------------
   Total Sales                         15,334      14,672      15,629      14,840      13,524      13,669
=========================================================================================================
Percentage Change in Energy Sales:
  Residential                            (0.4)        5.3        (6.6)        6.7        (1.3)       (1.2)
  Commercial                              1.3         2.5        (1.7)        4.1         1.8         1.8
  Industrial                              6.9        (0.4)        0.6        (7.7)        2.3        (2.5)
  Miscellaneous                            --         1.2        (1.2)         --          --        (7.7)
---------------------------------------------------------------------------------------------------------
   Total Sales to Customers               2.3         2.4        (2.5)        1.4         1.1        (0.3)
=========================================================================================================
  Sales to other utilities               13.9       (30.5)       36.3        62.8       (12.9)      (22.7)
---------------------------------------------------------------------------------------------------------
   Total Sales                            4.5        (6.1)        5.3         9.7        (1.1)       (4.5)
=========================================================================================================
Energy Supply and Production Data:
Energy supply (millions of KWH):
  Net generation--system plants
   (net of Company use and losses)     14,678      14,056      15,074       14,220      13,266     13,455
  Purchased and net inadvertent power     656         616         555          620         258        214
---------------------------------------------------------------------------------------------------------
   Total Energy Supply                 15,334      14,672      15,629       14,840      13,524     13,669
=========================================================================================================
Generating capability (MW)              2,834       2,834       2,834        2,835       2,835      2,835
Peak demand (MW)                        2,535       2,499       2,308        2,402       2,379      2,381
Cost of fuel per million BTU           137.23(cent)143.65(cent)140.15(cent) 153.70(cent)149.62(cent)143.87(cent)
BTU per kilowatt-hour generated        10,478      10,437      10,370       10,414      10,444     10,411
Average cost of generation
 per kilowatt-hour                       2.23(cent)  2.33(cent)  2.19(cent)   2.44(cent)  2.51(cent) 2.35(cent)
---------------------------------------------------------------------------------------------------------
Number of Customers--End of Year:
  Residential                         522,588     522,353     521,152      520,016     518,322    516,801
  Commercial                           53,617      52,910      52,839       52,617      52,330     51,950
  Industrial                            2,027       1,995       1,987        2,004       2,026      2,023
  Other                                 1,881       1,866       1,833        1,891       1,847      1,818
---------------------------------------------------------------------------------------------------------
   Total Customers                    580,113     579,124     577,811      576,528     574,525    572,592
=========================================================================================================

                    Board of Directors (All terms 3 years)

Daniel Berg

65. Term expires 1997 (1, 6). Institute Professor, Rensselaer Polytechnic Institute. Directorships include Hy-Tech Machine, Inc. (specialty parts), Joachim Machinery Co., Inc. (distributor of machine tools), and Chester Environmental, Inc. (environmental engineering).

Doreen E. Boyce

60. Term expires 1995 (2, 5). President of the Buhl Foundation (support of educational and community programs). Directorships include Microbac Laboratories, Inc. and Dollar Bank, Federal Savings Bank. Trustee of Franklin & Marshall College.

Robert P. Bozzone

61. Term expires 1997 (1, 2). Vice Chairman of Allegheny Ludlum Corporation (specialty metals production). Directorships include Allegheny Ludlum Corporation; Chairman, Pittsburgh branch of the Federal Reserve Bank of Cleveland. Trustee of Rensselaer Polytechnic Institute.

Sigo Falk

60. Term expires 1996 (2, 3, 4). Management of personal investments. Chairman of Maurice Falk Medical Fund and Vice Chairman of Chatham College Board of Trustees. Directorships include the Historical Society of Western Pennsylvania and the Allegheny Land Trust.

William H. Knoell

70. Term expires 1997 (3, 4, 6). Retired Chairman and Chief Executive Officer of Cyclops Industries, Inc. (basic and specialty steels and fabricated steel products; industrial and commercial construction). Directorships include Cabot Oil and Gas Corporation. Life trustee of Carnegie Mellon University.

G. Christian Lantzsch

70. Term expires 1995 (2, 3). Retired Vice Chairman and Treasurer, Mellon Bank Corporation (bank holding company); retired Vice Chairman and Chief Financial Officer, Mellon Bank, N.A. (commercial banking and trust services). Directorships include Koger Equity, Inc. (real estate investment trust).

Robert Mehrabian

53. Term expires 1995 (1, 5). President, Carnegie Mellon University; Dean, College of Engineering, University of California at Santa Barbara, 1983-90. Directorships include PPG Industries, Inc. (producer of glass, chemicals, coatings and resins), Mellon Bank Corporation and Mellon Bank, N.A.

Thomas J. Murrin

65. Term expires 1997 (3, 6). Dean, A.J. Palumbo School of Business Administration, Duquesne University; former Deputy Secretary of U.S. Dept. of Commerce; former President, Westinghouse Electric Corporation Energy and Advanced Technology Group. Directorships include Motorola, Inc. (manufacturer of electronic equipment and components). Member of the Executive Committee of the U.S. Council on Competitiveness and Chairman of the District Export Council.

Robert B. Pease

69. Term expires 1996 (1, 5). Senior Vice President, National Development Corporation (real estate); Executive Director, Allegheny Conference on Community Development, 1968-91. Directorships include the Port Authority of Allegheny County and the Regional Industrial Development Corporation of Southwestern Pennsylvania.

Eric W. Springer

65. Term expires 1996 (1, 4). Partner of Horty, Springer and Mattern, P.C. (attorneys-at-law). Directorships include Presbyterian University Hospital. Immediate past president of the Allegheny County Bar Association.

Wesley W. von Schack

50. Term expires 1996 (3, 4, 5, 6). Chairman, President and Chief Executive Officer of DQE; Chairman and Chief Executive Officer of Duquesne Light. Directorships include Mellon Bank Corporation, RMI Titanium Co. (producer of titanium metal products), the Pittsburgh branch of the Federal Reserve Bank of Cleveland, the Regional Industrial Development Corporation of Southwestern Pennsylvania, the Pennsylvania Business Roundtable, and the Pittsburgh Cultural Trust.

DQE/Duquesne Light Committees:
1. Audit
2. Compensation
3. Finance
4. Nominating

Duquesne Light Committees:
5. Employment and Community Relations
6. Nuclear Review

DQE Officers

Wesley W. von Schack, 50. Chairman of the Board, President and Chief Executive Officer. Joined the company in 1984. Previously held senior executive positions in finance and administration with other utility and communications companies. Directorships included in listing on page 45.

-------------------------------------------------------------------------------

Gary L. Schwass, 49. Executive Vice President, Chief Financial Officer and Treasurer. Previously served in a variety of senior executive positions in finance and management with Consumers Power Company. Joined the company in 1985. Directorships include Chairman, Western Pennsylvania Development Credit Corporation (promotes small business through lending activities), and Vice President and Treasurer, Holy Family Foundation (supports families in crisis).

-------------------------------------------------------------------------------

David D. Marshall, 42. Executive Vice President. Previously held senior executive positions in finance at Central Vermont Public Service. Joined the company in 1985. Directorships include the Technology Development and Education Corporation (economic development) and the World Affairs Council (broadens local awareness of global issues).

-------------------------------------------------------------------------------

James D. Mitchell, 43. Vice President. Previously held senior financial positions with Duquesne Light and U.S. West, Inc. Joined the Company in 1988. Directorships include Three Rivers Youth (helps troubled teenagers).

-------------------------------------------------------------------------------

Diane S. Eismont, 50
Secretary

Raymond H. Panza, 44
Controller

Morgan K. O'Brien, 34
Assistant Controller

Victor A. Roque, 48
General Counsel

Jack Saxer, Jr., 51
Assistant Treasurer

Joan S. Senchyshyn, 56
Assistant Secretary

Duquesne Light Company

Wesley W.
von Schack, 50
Chairman of the Board
and Chief Executive Officer

David D. Marshall, 42
President and
Chief Operating Officer

Gary L. Schwass, 49
Senior Vice President
and Chief Financial Officer

James E. Cross, 48
Senior Vice President, Nuclear

Dianna L. Green, 48
Senior Vice President,
Administration

Roger D. Beck, 58
Vice President, Marketing
and Customer Services

Gary R.
Brandenberger, 57
Vice President,
Power Supply

William J. DeLeo, 44
Vice President, Corporate
Performance and
Information Services

Donald J. Clayton, 40
Treasurer

Diane S. Eismont, 50
Secretary

Raymond H. Panza, 44
Controller

Victor A. Roque, 48
General Counsel

Jack Saxer, Jr., 51
Assistant Vice President,
Administration

Sally K. Wade, 41
Assistant Vice President,
Human Resources

William F. Fields, 44
Assistant Treasurer

Morgan K. O'Brien, 34
Assistant Controller

Joan S. Senchyshyn, 56
Assistant Secretary

Duquesne Enterprises

James D. Mitchell, 43
President

Kerry N. Diehl, 39
Vice President

Thomas A. Hurkmans, 29
Vice President

Anthony J. Villiotti, 48
Vice President,
Treasurer and Controller

H. Donald Morine, 57
President, Allegheny
Development Corporation
and Property Ventures, Ltd.

Montauk

Gary L. Schwass, 49
President

Donald J. Clayton, 40
Vice President

Lydia E. York, 35
Vice President

William F. Fields, 44
Treasurer

James E. Wilson, 29
Controller

Shareholder
Reference Guide

Common Stock
-------------------------------------------------------------------------------
Trading Symbol: DQE
Stock Exchanges Listed and Traded: New York, Philadelphia, Chicago
Number of Common Shareholders of Record at Year End: 79,024.

Annual Meeting
-------------------------------------------------------------------------------
Shareholders are cordially invited to attend our Annual Meeting of Shareholders at 11 a.m. (local time), April 19, 1995, at the Manchester Craftsmen's Guild Auditorium, 1815 Metropolitan St., Pittsburgh, PA 15233.

Direct Deposit of Dividends
-------------------------------------------------------------------------------
Your DQE quarterly dividend payments can be deposited automatically into a personal checking or savings account. Call us toll-free for more information.

ELECTRI-STOCK Dividend Reinvestment and Stock Purchase Plan
-------------------------------------------------------------------------------
More than 40 percent of our shareholders acquire additional shares of DQE common stock through reinvestment of their dividends and contributions of voluntary cash. Call us toll-free to learn more about the following ELECTRI-STOCK services:

. Purchase and sale of plan shares at nominal commissions.
. Deposit of certificates to your reinvestment account for sale or safekeeping. . Participation in an automatic cash contributions program that allows you to make regular voluntary cash contributions by having funds automatically withdrawn from your bank account.
. Reregistration of your shares.
. Creation of new accounts at no charge.
. Replacement of a lost or stolen reinvestment plan sale check.

Direct Purchase of DQE Stock
-------------------------------------------------------------------------------
DQE offers non-shareholders the ability to purchase stock directly from the company. Call us for more information.

Dividend Tax Status
-------------------------------------------------------------------------------
The company estimates that all of the common stock dividends paid in 1994 are taxable as dividend income. This estimate is subject to audit by the Internal Revenue Service.

Shareholder Services/Assistance
-------------------------------------------------------------------------------
By telephone, representatives are available from 7:30 a.m. to 4:30 p.m., Eastern time.
    1-800-247-0400 (toll-free)
    393-6167 in Pittsburgh
    FAX: 1-412-393-6087

These representatives can handle inquiries relating to . . .
    Stock Transfers
    Dividend Reinvestment
    Dividend Payments
    Change of Address Notification
    Missing Stock Certificates
    Direct Deposit of Dividends

Written inquiries should be directed to:
    DQE
    Shareholder Relations
    Box 68
    Pittsburgh, PA 15230-0068

Stock transfers should be sent to the Bank of Boston, addressed as follows:
    Bank of Boston
    Transfer Processing
    150 Royall Street 45-01-05
    Canton, MA 02021
    Telephone: 1-617-575-3120

Form 10-K
-------------------------------------------------------------------------------

If you hold or are a beneficial owner of our stock as of February 16, 1995, the record date for the 1995 Annual Meeting, we will send you, free upon request, a copy of DQE's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission for 1994. Requests must be made in writing to:

    Secretary
    DQE
    Box 68
    Pittsburgh, PA 15230-0068

Financial Community Inquiries
-------------------------------------------------------------------------------
Analysts, investment managers, and brokers should direct their inquiries to 412-393-4133. Written inquiries should be sent to:

    Investor Relations Department
    DQE
    Box 68
    Pittsburgh, PA 15230-0068
    FAX: 1-412-393-6448


Reg. U.S. Pat. & Tm. Off.

DQE and its affiliated companies are
Equal Opportunity Employers.

                                 [LOGO OF DQE]
[RECYCLED LOGO] The 1994 DQE Annual Report was printed entirely on recycled paper and is 100 percent recyclable.

                                       48